Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

MAXLINEAR, INC.

EXCALIBUR ACQUISITION CORPORATION

EXCALIBUR SUBSIDIARY, LLC

AND

ENTROPIC COMMUNICATIONS, INC.

Dated as of February 3, 2015

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4.3	Required Filings and Consents	48
4.4	Capitalization	49
4.5	Subsidiaries	50
4.6	SEC Reports	51
4.7	Financial Statements and Internal Controls	51
4.8	Undisclosed Liabilities	53
4.9	Subsequent Changes	53
4.10	Real Property	53
4.11	Tangible Property	53
4.12	Intellectual Property	54
4.13	Material Contracts	55
4.14	Tax Matters	56
4.15	Employee Benefit Matters	58
4.16	Labor Matters	59
4.17	Environmental Matters	60
4.18	Compliance with Law	61
4.19	Permits	62
4.20	Actions and Orders	63
4.21	Insurance	63
4.22	No Ownership of the Company Capital Stock	63
4.23	Related Party Transactions	63
4.24	Customers and Suppliers	63
4.25	Financial Capability; Parent Class A Common Stock	64
4.26	Takeover; Rights Plan	64
4.27	Fairness Opinion	64
4.28	Brokers, Finders and Financial Advisors	64

Article V CONDUCT OF BUSINESS		64

5.1	Affirmative Obligations of the Company	64
5.2	Negative Obligations of the Company	65
5.3	Affirmative Obligations of Parent	68
5.4	Negative Obligations of Parent	68

Article VI NON-SOLICITATION OF ACQUISITION TRANSACTIONS		70

6.1	Termination of Existing Discussions	70
6.2	No Solicitation or Facilitation of Acquisition Proposals	70
6.3	Permitted Discussions and Information Sharing	72
6.4	Board Recommendation	73

Article VII ADDITIONAL AGREEMENTS		76

7.1	Efforts to Complete Merger	76
7.2	Regulatory Filings and Clearances	76
7.3	Registration Statement and Joint Proxy Statement/Prospectus	78
7.4	Stockholder Meetings	80
7.5	Access; Notice and Consultation; Confidentiality	81
7.6	Public Announcements	83
7.7	Employee Plans	84
7.8	Directors’ and Officers’ Indemnification and Insurance	84
7.9	Listing of Shares of Parent Class A Common Stock	86
7.10	Takeover Statutes	86
7.11	Section 16 Matters	86
7.12	Tax Matters	86
7.13	Obligations of Merger Sub One and Merger Sub Two	86
7.14	Parent Board of Directors	86

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Article VIII CONDITIONS TO THE MERGER		87

8.1	Mutual Conditions to Closing	87
8.2	Additional Parent, Merger Sub One and Merger Sub Two Conditions to Closing	88
8.3	Additional Company Conditions to Closing	89

Article IX TERMINATION OF AGREEMENT		91

9.1	Termination	91
9.2	Effect of Termination	93
9.3	Fees and Expenses	93

Article X GENERAL PROVISIONS		97

10.1	Certain Interpretations	97
10.2	Non-Survival of Representations and Warranties	97
10.3	Notices	97
10.4	Assignment	98
10.5	Amendment	98
10.6	Extension; Waiver	98
10.7	Specific Performance	99
10.8	Failure or Indulgence Not Waiver; Remedies Cumulative	99
10.9	Severability	99
10.10	Entire Agreement	99
10.11	No Third Party Beneficiaries	99
10.12	Governing Law	99
10.13	Consent to Jurisdiction	99
10.14	Waiver of Jury Trial	100
10.15	Counterparts	100

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of February 3, 2015 by and among MaxLinear, Inc., a Delaware corporation (“Parent”), Excalibur Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub One”), Excalibur Subsidiary, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub Two”), and Entropic Communications, Inc., a Delaware corporation (the “Company”). All capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, each of the respective board of directors of Parent, Merger Sub One and the Company has approved and adopted this Agreement and the transactions contemplated hereby, and deems it advisable and in the best interest of its respective stockholder(s) to enter into this Agreement and consummate the transactions contemplated hereby.

WHEREAS, Parent, in its capacity as sole member of Merger Sub Two, has approved this Agreement and the transactions contemplated hereby, and deems it advisable and in the best interests of the sole member of Merger Sub Two to enter into this Agreement and consummate the transactions contemplated hereby.

WHEREAS, pursuant to the terms and conditions of this Agreement, Merger Sub One will be merged with and into the Company (the “First Step Merger”) in accordance with the terms and conditions set forth in this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Company will continue as the surviving corporation of the First Step Merger and as a wholly-owned subsidiary of Parent and each share of Company Common Stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the consideration set forth herein, all upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, as soon as practicable following the First Step Merger, and as the second step in a single integrated transaction with the First Step Merger, Parent will cause the Company to merge with and into Merger Sub Two (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”) in accordance with the applicable provisions of the DGCL and the Delaware Limited Liability Company Act of the State of Delaware (the “DLLCA”), with Merger Sub Two as the surviving entity.

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will be, and is hereby, adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

WHEREAS, in order to induce the Company to enter into this Agreement and consummate the Merger, the directors and executive officers of Parent are executing voting agreements in favor of the Company concurrently with the execution of this Agreement.

WHEREAS, in order to induce Parent to enter into this Agreement and consummate the Merger, the directors and executive officers of the Company are executing voting agreements in favor of Parent concurrently with the execution of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub One, Merger Sub Two and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Acquisition Proposal” shall mean any proposal, offer, or indication of interest (other than a proposal, offer, or indication of interest by the other party hereto) relating to any Acquisition Transaction.

(b) “Acquisition Transaction” shall mean, with respect to the Company or Parent, as the case may be, any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from a party hereto by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of a fifteen percent (15%) or greater interest in the total outstanding equity interests or voting securities of such party, or any tender offer or exchange offer that if consummated would result in any Person or “group” beneficially owning fifteen percent (15%) or more of the total outstanding equity interests or voting securities of a party hereto; (ii) any acquisition or purchase of fifty percent (50%) or more of any class of equity or other voting securities of one or more Subsidiaries of a party hereto the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination or other similar transaction involving a party hereto pursuant to which the stockholders of such party immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iv) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of assets of a party hereto or one or more of such party’s Subsidiaries that generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (v) any liquidation, dissolution, recapitalization or other significant corporate reorganization of a party hereto or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; or (vi) any combination of the foregoing.

(c) “Action” shall mean any action, claim, suit, litigation, proceeding (public or private), or criminal prosecution.

(d) “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(e) “Anti-Corruption Laws” shall mean the United States Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act of 2010, and any similar anti-corruption or anti-bribery Laws.

(f) “business day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of California or is a day on which banking institutions located in California are authorized or required by Law or other governmental action to close.

(g) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(h) “Company 401(k) Plan” shall mean a defined contribution plan that is sponsored by the Company or one of its Affiliates that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

(i) “Company Balance Sheet” shall mean the unaudited balance sheet of the Company contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(j) “Company Board” shall mean the board of directors of the Company.

(k) “Company Bylaws” shall mean the Bylaws of the Company, as amended and in effect on the date hereof.

(l) “Company Capital Stock” shall mean Company Common Stock and Company Preferred Stock.

(m) “Company Certificate of Incorporation” shall mean the Certificate of Incorporation of the Company, as amended and in effect on the date hereof.

(n) “Company Common Stock” shall mean the Common Stock, par value $0.001 per share, of the Company.

(o) “Company Employee Plans” shall mean all Employee Benefit Plans maintained, or contributed to by the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates or to which the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may reasonably be likely to have any liability for premiums or benefits or other obligations.

(p) “Company ESPP” shall mean the Company’s 2007 Employee Stock Purchase Plan.

(q) “Company Insiders” means those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act as listed in the Section 16 Information.

(r) “Company Intellectual Property Rights” shall mean Intellectual Property Rights that are owned by or exclusively licensed to the Company or its Subsidiaries.

(s) “Company Material Adverse Effect” shall mean any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the Company Material Adverse Effect, has had, or would reasonably be expected to have, a material adverse effect on the business, operations, financial condition or results of operation of the Company and its Subsidiaries, taken as a whole; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Company Material Adverse Effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) economic, financial or political conditions in the United States or any other jurisdiction in which the Company or any of its Subsidiaries has substantial business or operations, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(ii) conditions in the semiconductor industry, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iii) conditions in the financial markets, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iv) the announcement or pendency of this Agreement, the Merger and the other transactions contemplated by this Agreement (except that the exclusion in this clause (iv) will not apply to the use of the term “Company Material Adverse Effect” in Section 8.2(a) with respect to any representation or warranty to the extent the subject matter of such representation or warranty relates to any fact, circumstance, change or effect that results from or arises out of the transactions contemplated hereby);

(v) changes following the date of this Agreement in Law or GAAP (or any interpretations of GAAP);

(vi) changes in the Company’s stock price or the trading volume of the Company stock in and of itself (it being understood that the underlying cause(s) of any such change may be taken into account unless otherwise excluded by this definition); or

(vii) the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood that the underlying cause(s) of any such change may be taken into account unless otherwise excluded by this definition).

(t) “Company Performance Stock Unit” shall mean any Company Stock Award that is an award representing the right to receive in the future shares of Company Common Stock from the Company in accordance with a performance-based vesting schedule or issuance schedule.

(u) “Company Preferred Stock” shall mean the Preferred Stock, par value $0.001 per share, of the Company.

(v) “Company Product” shall mean all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of the Company and/or any of its Subsidiaries.

(w) “Company Restricted Stock Unit” shall mean any Company Stock Award that is an award representing the right to receive in the future shares of Company Common Stock from the Company in accordance with a vesting schedule or issuance schedule, and that is not a Company Performance Stock Unit.

(x) “Company Stockholders” shall mean holders of shares of Company Capital Stock.

(y) “Continuing Service Provider” shall mean any employee, director or consultant of the Company or its Subsidiaries as of immediately prior to the Effective Time who remains or becomes an employee, director or consultant of the Company, a Subsidiary of the Company, Parent or a Subsidiary of Parent immediately after the Effective Time.

(z) “Contract” shall mean any legally binding, whether oral or written, contract, subcontract, agreement or commitment, note, bond, mortgage, indenture, lease, license, sublicense or other legally binding obligation, arrangement or understanding.

(aa) “Delaware Law” shall mean the DGCL and any other applicable Law of the State of Delaware.

(bb) “DOJ” shall mean the United States Department of Justice or any successor thereto.

(cc) “DOL” shall mean the United States Department of Labor or any successor thereto.

(dd) “Employee Benefit Plan” shall mean any (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, independent contractor and consulting Contracts, as well as all bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, Contracts, policies or arrangements (whether or not in writing), which is or has been maintained, contributed to or required to be contributed to for the benefit of, or relating to, any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, or any of their respective ERISA Affiliates, or with respect to which any such party has or may have any Liability.

(ee) “Environmental Law” shall mean all laws (including common laws), directives, guidance, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Authority which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, the WEEE Directive, or any foreign Law implementing the WEEE Directive, and the RoHS Directive or any foreign Law implementing the RoHS Directive, all as amended at any time.

(ff) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(gg) “ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or Parent, as applicable, or a Subsidiary of the Company or Parent, as applicable.

(hh) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(ii) “FTC” shall mean the United States Federal Trade Commission or any successor thereto.

(jj) “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

(kk) “Governmental Authority” shall mean any government, any governmental, quasi-governmental or regulatory entity or body (including any department, commission, board, agency, instrumentality, official, organization or unit) and any court, tribunal or judicial body, in each case, whether federal, state, county, municipal, provincial, commonwealth, or other or other jurisdiction of any nature, whether local or foreign.

(ll) “Hazardous Material” shall mean any material, chemical, emission, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, corrosive, reactive, explosive, flammable, a medical or biological waste, a pollutant or otherwise a danger to health, reproduction or the environment.

(mm) “Hazardous Materials Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back, collection, recycling, or product content requirements.

(nn) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(oo) “Intellectual Property Rights” shall mean all common law and statutory rights anywhere in the world arising under or associated with (i) patents, patent applications and inventors’ certificates (“Patent”), (ii) copyrights, copyright registrations and copyright applications and mask work rights (“Copyrights”), (iii) trade and industrial secrets and know-how (“Trade Secrets”), (iv) trademarks, trade names and service marks, and any applications or registration of the same (“Trademarks”), (v) other proprietary rights relating or with respect to the protection of Technology, and (vi) analogous rights to those set forth above.

(pp) “Intervening Event” shall mean, with respect to Parent, on the one hand, or the Company, on the other hand, as applicable, any material event, circumstance, change, effect, development or condition occurring or arising after the date hereof that was not known to, nor reasonably foreseeable by, any member of the board of directors of such party, as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to, this Agreement.

(qq) “IRS” shall mean the United States Internal Revenue Service or any successor thereto.

(rr) “Knowledge” (i) of the Company, with respect to any matter in question, shall mean the knowledge of any of the executive officers of the Company, or the knowledge that any of the foregoing persons would reasonably be expected to have after making reasonable inquiry of those persons employed by the Company who would reasonably be expected to have knowledge of the matter in question, and (ii) of Parent, with respect to any matter in question, shall mean the knowledge of any of the executive officers of Parent, or the knowledge that any of the foregoing persons would reasonably be expected to have after making reasonable inquiry of those persons employed by Parent who would reasonably be expected to have knowledge of the matter in question.

(ss) “Law” shall mean applicable domestic or foreign federal, state, provincial, local, municipal or other law, statute, treaty, constitution, principle of common law, binding resolution, ordinance, code, binding edict, decree, directive, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(tt) “Liabilities” shall mean any liability, obligation or commitment of any kind, whether absolute, accrued, fixed or contingent, matured or unmatured, determined or determinable or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.

(uu) “Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature.

(vv) “Nasdaq Global Select Market” shall mean the Nasdaq Global Select Market or any successor thereto.

(ww) “NYSE” shall mean the New York Stock Exchange or any successor thereto.

(xx) “Open Source License” shall mean any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, and any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License and the MIT License.

(yy) “Option Exchange Ratio” shall mean the sum of (i) the Stock Consideration plus (ii) the quotient obtained by dividing (A) the Cash Consideration, by (B) the volume weighted average closing price of Parent Class A Common Stock as reported on the NYSE over the ten (10) consecutive trading days ending on the second (2nd) trading day immediately preceding the Closing Date.

(zz) “Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order, whether temporary, preliminary or permanent, of any Governmental Authority that is binding on any Person or its property under applicable Law.

(aaa) “Parent Balance Sheet” shall mean the unaudited balance sheet of Parent contained in Parent’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(bbb) “Parent Board” shall mean the board of directors of Parent.

(ccc) “Parent Bylaws” shall mean the Bylaws of Parent, as amended and in effect on the date hereof.

(ddd) “Parent Certificate of Incorporation” shall mean Parent’s Certificate of Incorporation, as amended and in effect on the date hereof.

(eee) “Parent Class A Common Stock” shall mean the Class A Common Stock, par value $0.0001 per share, of Parent.

(fff) “Parent Class B Common Stock” shall mean the Class B Common Stock, par value $0.0001 per share, of Parent.

(ggg) “Parent Common Stock” shall mean the Parent Class A Common Stock and Parent Class B Common Stock.

(hhh) “Parent Preferred Stock” shall mean the Preferred Stock, par value $0.0001 per share, of Parent.

(iii) “Parent Employee Plans” shall mean all Employee Benefit Plans maintained, or contributed to by Parent, any of Parent’s Subsidiaries or any of their respective ERISA Affiliates or to which Parent, any of Parent’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may reasonably be likely to have any liability for premiums or benefits or other obligations.

(jjj) “Parent Intellectual Property Rights” shall mean Intellectual Property Rights that are owned by or exclusively licensed to Parent or its Subsidiaries.

(kkk) “Parent In Licenses” shall mean all Contracts pursuant to which a third party has licensed to Parent or any of its Subsidiaries: (i) exclusive rights to any Intellectual Property Right, and (ii) non-exclusive rights to any Intellectual Property Right (including under any Open Source License) that is material to the business of Parent or any Parent Subsidiary other than Contracts with respect to commercially available Technology that is not included in any Parent Product or necessary to the manufacture of any Parent Product.

(lll) “Parent IP Licenses” shall mean the Parent Out Licenses and the Parent In Licenses.

(mmm) “Parent Out Licenses” shall mean all Contracts pursuant to which Parent or any of its Subsidiaries has granted to a third Person or Affiliate: (i) any exclusive right or license to any Parent Intellectual Property Right, and (ii) any non-exclusive right or license to any material Parent Intellectual Property other than non-exclusive licenses granted in the ordinary course of business.

(nnn) “Parent Material Adverse Effect” shall mean any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the Parent Material Adverse Effect, has had, or would reasonably be expected to have, a material adverse effect on the business, operations, financial condition or results of operation of Parent and its Subsidiaries, taken as a whole; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Parent Material Adverse Effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) economic, financial or political conditions in the United States or any other jurisdiction in which Parent or any of its Subsidiaries has substantial business or operations, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(ii) conditions in the semiconductor industry, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iii) conditions in the financial markets, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iv) the announcement or pendency of this Agreement, the Merger and the other transactions contemplated by this Agreement (except that the exclusion in this clause (iv) will not apply to the use of the term “Parent Material Adverse Effect” in Section 8.3(a) with respect to any representation or warranty to the extent the subject matter of such representation or warranty relates to any fact, circumstance, change or effect that results from or arises out of the transactions contemplated hereby);

(v) changes following the date of this Agreement in Law or GAAP (or any interpretations of GAAP);

(vi) changes in Parent’s stock price or the trading volume of Parent stock, in and of itself (it being understood that the underlying cause(s) of any such change may be taken into account unless otherwise excluded by this definition); or

(vii) the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood that the underlying cause(s) of any such change may be taken into account unless otherwise excluded by this definition).

(ooo) “Parent Stockholders” shall mean holders of shares of Parent capital stock.

(ppp) “Pension Plan” shall mean an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(qqq) “Permitted Lien” shall mean (i) any Lien for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Company Balance Sheet or Parent Balance Sheet in accordance with GAAP, (ii) any mechanics’, workmen’s, warehouseman’s, repairmen’s or landlords’ Liens which arise in the ordinary course of business consistent with past practice for which adequate reserves have been established on the Company Balance Sheet or Parent Balance Sheet in accordance with GAAP, as applicable, (iii) in the case of real property, Liens that are utility easements, rights-of-way, zoning restrictions, and other similar Liens that are imposed by Governmental Authorities or are otherwise typical for the applicable property type and locality and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or (iv) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location or that are otherwise set forth on a title report or (v) purchase money security interests imposing a Lien on the products, work in process or finished goods inventory of the Company and/or any of its Subsidiaries resulting from the prepayment for Company Products in the ordinary course of business.

(rrr) “Person” shall mean any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, joint venture, estate, trust, firm or other enterprise, association, organization, entity or any Governmental Authority.

(sss) “Qualifying Amendment” shall mean an amendment or supplement to the Joint Proxy Statement/Prospectus relating to Parent, the Joint Proxy Statement/Prospectus relating to the Company or the Registration Statement (including by incorporation by reference) to the extent it contains (i) a Parent Board Recommendation Change or a Company Board Recommendation Change (as the case may be), in each case, to the extent made in accordance with terms of Section 6.4(b), (ii) a statement of the reasons of the Parent Board or Company Board (as the case may be) for making such Parent Board Recommendation Change or Company Board Recommendation Change (as the case may be) and (iii) additional information reasonably related to the foregoing.

(ttt) “Registered Intellectual Property” shall mean any Intellectual Property Right that is the subject of a formal application or registration with any Governmental Authority (or with respect to domain names, any domain name registrar) including (i) issued Patents, (ii) registered Copyrights (including maskwork registrations), (iii) registered Trademarks, (iv) domain name registrations, and (v) any applications, including provisional applications, for such registrations (as applicable).

(uuu) “RoHS Directive” shall mean the European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment.

(vvv) “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(www) “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

(xxx) “Section 16 Information” shall mean information regarding Company Insiders and (i) the number of shares of Company Common Stock or other Company equity securities deemed to be beneficially owned by each such Company Insider and expected to be exchanged for Parent Class A Common Stock and (ii) the number of shares of Company Common Stock, together with the applicable exercise price per share, subject to each Company Stock Award held by a Company Insider which is to be assumed and converted into options to purchase Parent Class A Common Stock, in each case, in connection with the Merger, which shall be provided by the Company to Parent within ten (10) business days after the date of this Agreement.

(yyy) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(zzz) “Subsidiary” of any Person shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner, manager or managing member, (ii) such party or any Subsidiary of such party owns at least a majority of the outstanding equity or voting securities or interests or (iii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

(aaaa) “Superior Proposal” shall mean any bona fide, unsolicited written Acquisition Proposal with respect to Parent or the Company, as applicable (provided, however, that for purposes of the definition of “Superior Proposal,” (x) all references to 15% and 50% in the definition of “Acquisition Transaction” shall be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” shall be replaced by 49.9%) that did not result from or arise in connection with a breach or violation in any material respect, as applicable, of Section 6.1, Section 6.2, Section 6.3 or Section 6.4 by such party and with respect to which the board of directors of such party shall have determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel and, and after taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Proposal, the extent to which such Acquisition Proposal is conditioned on third party financing and, if so, the extent to which the Person proposing such Acquisition Proposal has obtained commitments for any such third party financing, as well as any counter-offer or proposal made by the other party hereto) that (i) the acquiring party is reasonably capable of timely consummating the proposed Acquisition Proposal on the terms proposed and without unreasonable delay, and (ii) the proposed Acquisition Proposal would, if timely consummated in accordance with its terms, be more favorable to the stockholders of the applicable party hereto (in their capacity as such) from a financial point of view than the Merger and other transactions contemplated by this Agreement and any counter-offer or proposal made by the other party hereto.

(bbbb) “Tax” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, income, profits, business and occupation, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of foreign, state or local law, and including any arrangement for group or consortium relief or similar arrangement).

(cccc) “Tax Return” shall mean any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(dddd) “Technology” shall mean tangible embodiments of any or all of the following (i) works of authorship including computer programs, source code, executable code, RTL and GDS II files, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data related to the foregoing, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) trade secrets and know how, (iv) databases, data compilations and collections, and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, mask works, test methodologies, verilog files, emulation and simulation reports, test vectors, and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

(eeee) “Triggering Event” shall mean, and shall be deemed to have occurred with respect to Parent, on the one hand, or the Company, on the other hand, if, prior to the Effective Time, any of the following shall have occurred with respect to such party:

(i) such party shall have breached the terms of Section 6.1, Section 6.2, Section 6.3, or Section 6.4 in any material respect (whether or not resulting in the receipt of an Acquisition Proposal);

(ii) the Company shall have failed to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus in the case of the Company, or Parent shall have failed to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus in the case of Parent;

(iii) the Company Board or any committee thereof shall have for any reason effected a Company Board Recommendation Change in the case of the Company, or the Parent Board or any committee thereof shall have effected a Parent Board Recommendation Change in the case of Parent;

(iv) the Company Board or any committee thereof shall have for any reason approved, or recommended that the Company Stockholders approve, any Acquisition Proposal or Acquisition Transaction other than the transactions contemplated by this Agreement (whether or not a Superior Proposal) in the case of the Company, or the Parent Board or any committee thereof shall have for any reason approved, or recommended that the Parent Stockholders approve, any Acquisition Proposal or Acquisition Transaction other than the transactions contemplated by this Agreement (whether or not a Superior Proposal) in the case of Parent;

(v) an Acquisition Proposal (whether or not a Superior Proposal) shall have been made in respect of such party by a Person unaffiliated with the other party hereto and, after notice of such Acquisition Proposal is first published, sent or given to such party’s stockholders, within five (5) business days of the request by the other party hereto, such party shall not have sent to its stockholders, a statement unconditionally reaffirming the Company Board Recommendation in the case of the Company, or the Parent Board Recommendation in the case of Parent, and unconditionally recommending that its stockholders reject such Acquisition Proposal and not tender any shares of its capital stock into such Acquisition Proposal if made in the form of a tender or exchange offer; or

(vi) except for the confidentiality agreement required by Section 6.3 as a pre-condition to taking any actions described therein, such party shall have entered into a letter of intent, memorandum of understanding or other Contract accepting any Acquisition Proposal (whether or not a Superior Proposal).

(ffff) “WEEE Directive” shall mean the European Directive 2002/96/EC on waste electrical and electronic equipment.

Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Anti-Corruption Law	3.18(b)
Antitrust Laws	7.2(a)
Assumed Option	2.7(d)
Assumed Unit	2.7(d)(ii)
Barclays	3.26
Book-Entry Shares	2.8(b)(i)
Cancelled Company Shares	2.7(b)(iv)
Cash Consideration	2.7(b)(i)
Certificate	2.8(b)(i)
Certificate of Merger	2.3(a)
Closing	2.2
Closing Date	2.2
Code	Recitals
Company	Preamble
Company 2001 Plan	3.4(a)
Company 2007 Director Plan	3.4(a)
Company 2007 Plan	3.4(a)
Company 2012 Inducement Plan	3.4(a)
Company Board Recommendation	6.4(a)
Company Board Recommendation Change	6.4(b)
Company Capitalization Representations	8.2(a)(ii)
Company Disclosure Letter	Article III
Company Expense Reimbursement	9.3(c)(vi)
Company Fundamental Representations	8.2(a)(i)
Company In Licenses	3.12(e)
Company IP Licenses	3.12(f)
Company Material Contract	3.13(a)
Company Non-U.S. Employee Plans	3.15(i)
Company Out Licenses	3.12(f)
Company Permits	3.19
Company Qualified Plan	3.15(e)
Company Real Property Leases	3.10
Company Registered Intellectual Property Rights	3.12(a)
Company SEC Reports	3.6

Term	Section Reference
Company Stock Awards	3.4(c)
Company Stock Option	2.7(d)(i)
Company Stock Plans	3.4(b)
Company Stockholder Meeting	7.4(a)
Company Subsidiary Documents	3.1(b)
Company Terminating Plans	7.7(a)
Company Voting Proposal	3.2(b)
Confidentiality Agreement	7.5(h)
D&O Policy	7.8(b)
Delaware Secretary of State	2.3(a)
DGCL	Recitals
Dissenting Company Shares	2.7(c)
DLLCA	Recitals
Dodd-Frank Act	3.6
EAR	3.18(c)(i)
ECCNs	3.18(c)(ii)
Effective Time	2.3(a)
Exchange Agent	2.8(a)(i)
Exchange Fund	2.8(a)(ii)
Export Controls	3.18(c)(i)
FCPA	3.18(b)
First Step Merger	Recitals
Import Restrictions	3.18(c)(i)
Indemnified Parties	7.8(a)
Termination Date	9.1(c)
Interim Surviving Corporation	2.1(a)
ITAR	3.18(c)(i)
Joint Proxy Statement/Prospectus	7.3(a)
Maximum Annual Premium	7.8(b)
Merger	Recitals
Merger Consideration	2.7(b)(i)
Merger Stockholder Meetings	7.4(a)
Merger Sub One	Preamble
Merger Sub Two	Preamble
OECD	3.18(b)
OFAC	3.18(c)(i)
Parent	Preamble
Parent 2004 Plan	4.4(a)
Parent 2010 Plan	4.4(a)
Parent Board Recommendation	6.4(a)
Parent Board Recommendation Change	6.4(b)
Parent Capitalization Representations	8.3(a)(ii)
Parent Disclosure Letter	Article IV
Parent ESPP	4.4(a)
Parent Expense Reimbursement	9.3(b)(vi)
Parent Fundamental Representations	8.3(a)(i)

Term	Section Reference
Parent In Licenses	4.12(d)
Parent IP Licenses	4.12(e)
Parent Material Contract	4.13(a)
Parent Non-U.S. Employee Plans	4.15(h)
Parent Out Licenses	4.12(e)
Parent Permits	4.19
Parent Qualified Plan	4.15(d)
Parent Real Property Leases	4.10
Parent SEC Reports	4.6
Parent SIG	4.12(h)
Parent Stock Plans	4.4(b)
Parent Stockholder Meeting	7.4(a)
Parent Subsidiary Documents	4.1(b)
Parent Voting Proposal	4.2(b)
Pre-Recommendation Change Notice	6.4(b)(i)
Registration Statement	7.3(a)
Regulation M-A Filing	7.3(d)
Representatives	6.1
Requisite Company Stockholder Approval	3.2(c)
Requisite Parachute Vote	3.2(c)
Requisite Parent Stockholder Approval	4.2(c)
Requisite Parent Stockholder Approval	4.2(c)
Second Step Merger	Recitals
SIG	3.12(i)
Significant Company Customer	3.24(a)
Significant Company Supplier	3.24(b)
Significant Parent Customer	4.24(a)
Significant Parent Supplier	4.24(b)
Stock Consideration	2.7(b)(i)
Surviving Company	2.1(b)
Takeover Statute	3.25(a)
Tax Opinions	7.12(b)
Termination Fee Amount	9.3(b)(i)
USML	3.18(c)(ii)
WARN Act	3.16(c)

ARTICLE II

THE MERGER

2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub One shall be merged with and into the Company in the First Step Merger, the separate corporate existence of Merger Sub One shall thereupon cease and the Company shall continue as the surviving corporation of the First Step Merger and as a wholly-owned Subsidiary of Parent. The Company, as the surviving corporation of the First Step Merger, is sometimes referred to herein as the “Interim Surviving Corporation.”

(b) As part of a single integrated plan, as soon as practicable following the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA, the Interim Surviving Corporation shall be merged with and into Merger Sub Two in the Second Step Merger, the separate corporate existence of the Interim Surviving Corporation shall thereupon cease and Merger Sub Two shall continue as the surviving company of the Second Step Merger and as a wholly-owned Subsidiary of Parent. Merger Sub Two, as the surviving company of the Second Step Merger, is referred to herein as the “Surviving Company.”

2.2 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 12235 El Camino Real, Suite 200, San Diego, California, on a date and at a time to be agreed upon by Parent and the Company, which date shall be no later than the second (2nd) business day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions)), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”).

2.3 Effective Time of First Step Merger and Second Step Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent, Merger Sub One and the Company shall cause the First Step Merger to be consummated under Delaware Law by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of the DGCL and the First Step Merger shall be effective at the Effective Time. The time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Parent, Merger Sub One and the Company and specified in the Certificate of Merger, is referred to herein as the “Effective Time.”

(b) As soon as practicable after the Effective Time, Parent shall cause the Second Step Merger to be consummated under Delaware Law by filing a certificate of merger in customary form and substance with the Delaware Secretary of State in accordance with the applicable provisions of the DGCL and a certificate of merger in customary form and substance with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA and the Second Step Merger shall be effective at the time of such filing and acceptance by the Delaware Secretary of State.

2.4 Effect of the First Step Merger and Second Step Merger.

(a) At the Effective Time, the effect of the First Step Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing (and subject thereto), at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub One shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub One shall become the debts, liabilities and duties of the Interim Surviving Corporation.

(b) At the effective time of the Second Step Merger, the effect of the Second Step Merger shall be as provided in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing (and subject thereto), at the effective time of the Second Step Merger, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Interim Surviving Corporation shall vest in Merger Sub Two as the surviving entity in the Second Step Merger, and all debts, liabilities and duties of the Interim Surviving Corporation shall become the debts, liabilities and duties of Merger Sub Two as the surviving entity in the Second Step Merger.

2.5 Organizational Documents.

(a) Interim Surviving Corporation.

(i) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub One as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that at the Effective Time the certificate of incorporation of the Interim Surviving Corporation shall be amended so that the name of the Interim Surviving Corporation shall be “Entropic Communications, Inc.”

(ii) At the Effective Time, the bylaws of Merger Sub One as in effect immediately prior to the Effective Time shall become the bylaws of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Interim Surviving Corporation and such bylaws.

(b) Surviving Company. Unless otherwise determined by Parent prior to the Effective Time (but subject to Section 7.8), the certificate of formation and the limited liability company agreement of Merger Sub Two as in effect immediately prior to the effective time of the Second Step Merger shall be the certificate of formation and the limited liability company agreement of the Surviving Company in the Second Step Merger until thereafter amended in accordance with the applicable provisions of Delaware Law and such limited liability company agreement; provided, however, that at the effective time of the Second Step Merger, the limited liability company agreement of the Surviving Company shall be amended so that the name of the Surviving Company shall be “Entropic Communications, LLC.”

2.6 Directors, Managers and Officers.

(a) Interim Surviving Corporation. At the Effective Time, the directors of Merger Sub One immediately prior to the Effective Time shall become the directors of the Interim Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Interim Surviving Corporation until their respective successors are duly elected or appointed and qualified. At the Effective Time, the officers of Merger Sub One immediately prior to the Effective Time shall become the officers of the Interim Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Interim Surviving Corporation until their respective successors are duly appointed.

(b) Surviving Company. At the effective time of the Second Step Merger, the directors and officers of the Interim Surviving Corporation shall become the managers and officers of the Surviving Company, each to hold the office in accordance with the limited liability company agreement of the Surviving Company until their respective successors are duly elected and qualified.

2.7 Effect of First Step Merger on Capital Stock of the Merging Corporations.

(a) Capital Stock of Merger Sub. Each share of common stock, par value $0.0001 per share, of Merger Sub One outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Interim Surviving Corporation, whereupon each certificate evidencing ownership of such shares of common stock of Merger Sub One shall thereafter evidence ownership of shares of common stock of the Interim Surviving Corporation.

(b) Capital Stock of the Company.

(i) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or the holders of any of the following securities, other than as otherwise set forth in this Section 2.7(b), each share of Company Common Stock that is outstanding immediately prior to the Effective Time (other than any Cancelled Company Shares and any Dissenting Company Shares) shall be canceled and extinguished and automatically converted into the right to receive the following consideration: (A) $1.20 in cash, without interest (such per share cash amount being referred to herein as the “Cash Consideration”) plus (B) 0.2200 of a share of Parent Class A Common Stock (such per share amount, as adjusted pursuant to Section 2.7(b)(ii), being referred to herein as the “Stock Consideration”) plus (C) any cash payable under Section 2.7(b)(iii) in lieu of fractional shares of Parent Class A Common Stock otherwise issuable pursuant hereto, upon the surrender of a Certificate representing such share of Company Common Stock (or the receipt of an agent’s message in the case of Book-Entry Shares) in the manner set forth in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner set forth in Section 2.8(h)). For all purposes of and under this Agreement, the term “Merger Consideration” shall mean the Cash Consideration plus the Stock Consideration, together with any cash payable under Section 2.7(b)(iii) in lieu of fractional shares of Parent Class A Common Stock otherwise issuable pursuant hereto. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of any shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration issuable and payable in respect thereof pursuant to this Section 2.7(b) and any dividends or other distributions issuable or payable in respect thereof pursuant to Section 2.8(c) upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 2.7(b)(iii) and Section 2.8(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Interim Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Parent, the Interim Surviving Corporation or the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, the Stock Consideration shall be adjusted appropriately to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Class A Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Class A Common Stock having a record date on or after the date hereof and prior to the Effective Time (it being understood and agreed that this clause (ii) shall not be deemed to amend or modify in any respect the restrictions set forth in Section 5.2).

(iii) No fraction of a share of Parent Class A Common Stock will be issued by virtue of the First Step Merger or pursuant to this Agreement, and in lieu thereof each holder of record of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Class A Common Stock (after aggregating all fractional shares of Parent Class A Common Stock that otherwise would be received by such holder of record) shall be entitled to receive from Parent, upon surrender of such holder’s Certificate(s) (or the receipt of an agent’s message in the case of Book-Entry Shares) in the manner set forth in Section 2.8, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the closing price of a share of Parent Class A Common Stock on the trading day ending on the Business Day immediately preceding the Closing Date, as reported on the NYSE.

(iv) Notwithstanding anything to the contrary set forth in this Agreement, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the First Step Merger and without any action on the part of Parent, Merger Sub One, the Company, or the holders of any shares of Company Common Stock, each share of Company Common Stock owned by Parent, any Subsidiary of Parent or the Company or held in treasury of the Company (collectively, “Cancelled Company Shares”), in each case as of immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(c) Dissenting Company Shares. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a stockholder who (A) has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Section 262 of the DGCL, (B) properly complied with Section 262 of the DGCL, and (C) has not effectively withdrawn or lost its rights to appraisal (“Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 2.7. By virtue of the First Step Merger, all Dissenting Company Shares shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that notwithstanding the foregoing, all Dissenting Company Shares held by a stockholder who shall have failed to perfect or who shall have effectively withdrawn or lost such stockholder’s right to appraisal under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, the right to receive the Merger Consideration pursuant to Section 2.7(b), without any interest thereon, upon surrender of the Certificate(s) (or receipt of an agent’s message in the case of Book-Entry Shares) that formerly evidenced such shares of Company Common Stock in the manner set forth in Section 2.8. The Company shall give Parent (x) prompt notice of, together with copies of, any notice received by the Company of any stockholder’s intent to exercise its appraisal rights under Section 262 of the DGCL, demand received by the Company for payment of the fair value of any Company Shares, withdrawals of such demands, and any other instruments received by the Company which relate to any such demand for dissenter’s rights and (y) the opportunity to direct and control all negotiations and proceedings with respect to demands for dissenter’s rights under Delaware Law in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal rights or settle or offer to settle or compromise any such demands for payment in respect of Dissenting Company Shares.

(d) Stock Awards of the Company / Company ESPP.

(i) Stock Options. At the Effective Time, each Company Stock Award that is a stock option to purchase shares of Company Common Stock (each a “Company Stock Option”) that is outstanding immediately prior to the Effective Time and is held by a Continuing Service Provider, whether or not then vested or exercisable (each, an “Assumed Option”) shall be assumed by Parent and converted into an option to acquire a number of shares of Parent Class A Common Stock, as provided herein. Each such Assumed Option shall be subject to the same terms and conditions as applied to the Company Stock Option immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that (A) the number of shares of Parent Class A Common Stock subject to such Assumed Option shall be equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to such Company Stock Option as of immediately prior to the Effective Time by (y) the Option Exchange Ratio (with the resulting number rounded down to the nearest whole share of Parent Class A Common Stock), and (B) the per share exercise price of each Assumed Option shall be equal to the quotient obtained by dividing (x) the per share exercise price at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Option Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). It is the intention of the parties that each Assumed Option that qualified as a United States-based incentive stock option (as defined in Section 422 of the Code) shall continue to so qualify, to the maximum extent permissible, following the Effective Time, and further, that the assumption of the Assumed Options shall be effected in a manner that satisfies the requirements of Section 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 2.7(d)(i) will be construed consistent with this intent. Each Company Stock Option that is outstanding immediately prior to the Effective Time and is held by a Person that is not a Continuing Service Provider shall not be assumed by Parent and by virtue of the Merger and without any further action on the part of Parent, Merger Sub One, Merger Sub Two, the Company or the holder thereof, shall be cancelled and shall have no further effect following the Effective Time. The Company shall take all actions reasonably necessary to cause each Company Stock Option held by a Person that is not a Continuing Employee to be cancelled and terminated as of the Effective Time, either pursuant to its terms or pursuant to an agreement with the holder thereof.

(ii) Restricted Stock Units. At the Effective Time, each Company Restricted Stock Unit and each Company Performance Stock Unit that is outstanding immediately prior to the Effective Time and is held by a Continuing Service Provider and that is solely subject to time-based vesting, or with respect to Company Performance Stock Units, that convert into awards as of the Effective Time that are solely subject to time-based vesting following the Closing as determined in accordance with Section 2.7(d)(ii) of the Company Disclosure Letter, whether or not then vested or issuable (each, an “Assumed Unit”), shall be assumed by Parent; provided, however, that each Assumed Unit shall be converted into an award to receive that number of shares of Parent Class A Common Stock equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Assumed Unit immediately prior to the Effective Time by (B) the Option Exchange Ratio, with the resulting number rounded down to the nearest whole share of Parent Class A Common Stock. Each Assumed Unit shall otherwise be subject to the same terms and conditions (including as to vesting and issuance) as were applicable under the respective Company Restricted Stock Unit immediately prior to the Effective Time. Each Company Restricted Stock Unit and each Company Performance Stock Unit that is outstanding immediately prior to the Effective Time and is held by a Person that is not a Continuing Service Provider shall not be assumed by Parent and by virtue of the Merger and without any further action on the part of Parent, Merger Sub One, Merger Sub Two, the Company or the holder thereof, shall be cancelled for no consideration and shall have no further effect following the Effective Time. The Company shall take all actions reasonably necessary to cause each Company Restricted Stock Unit and each Company Performance Stock Unit held by a Person that is not a Continuing Service

Provider to be cancelled and terminated as of the Effective Time, either pursuant to its terms or pursuant to an agreement with the holder thereof. For purposes of clarification, the number of Company Performance Stock Units that will be considered Assumed Units will be calculated as set forth in Section 2.7(d)(ii) of the Company Disclosure Letter and all other Company Performance Stock Units shall be cancelled for no consideration and shall have no further effect following the Effective Time.

(iii) Company ESPP.

(A) Prior to the Effective Time, the Company shall take all actions necessary such that the current offering in progress as of the date of this Agreement shall be the final offering under the Company ESPP. If such offering has not ended prior to the Effective Time, then, prior to the Effective Time, the Company (x) shall take all actions necessary such that a date to be determined by the Company in accordance with the terms of the Company ESPP (but no later than the Effective Time) shall be the last day of such offering and (y) shall make such other pro-rata adjustments as may be necessary to reflect the shortened and final offering but otherwise treating such shortened and final offering as a fully effective and completed offering for all purposes under the Company ESPP. In addition, effective as of the date of this Agreement, the Company shall have taken all actions necessary such that (1) no new participant will be permitted to join the current offering in progress under the Company ESPP and (2) no participant in the Company ESPP with respect to the current offering shall be permitted to increase his or her elections with respect to the current offering.

(B) Unless it has earlier terminated, the Company shall take all actions necessary so that the Company ESPP shall terminate immediately prior to and effective as of the Effective Time. All amounts withheld by the Company on behalf of the participants in the Company ESPP that have not been used to purchase Company Common Stock at or prior to the Effective Time will be returned to the participants without interest pursuant to the terms of the Company ESPP.

(C) The Company agrees to take any and all actions reasonably necessary to approve and effectuate the foregoing provisions of this Section 2.7(d)(iii).

(iv) Registration Statements for Assumed Options and Other Awards. As soon as practicable following the Effective Time, but in no event later than ten (10) business days following the Effective Time, Parent shall file a registration statement under the Securities Act on Form S-8 (and use its reasonable best efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) relating to shares of Parent Class A Common Stock issuable with respect to the Assumed Options and Assumed Units and shall use its reasonable best efforts to cause such registration statement to remain in effect for so long as such Assumed Options and Assumed Units remain outstanding.

2.8 Exchange Fund; Exchange of Shares.

(a) Exchange Fund.

(i) Prior to the Closing Date, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the Merger (the “Exchange Agent”).

(ii) (A) On the Closing Date, Parent shall issue or cause to be deposited with the Exchange Agent an aggregate number of shares of Parent Class A Common Stock (represented by certificates or book-entries) sufficient to issue all Stock Consideration issuable to the holders of Company

Common Stock (other than any Cancelled Company Shares and any Dissenting Company Shares) pursuant to Section 2.7(b)(i), (B) at or prior to the Effective Time, Parent shall deposit with the Exchange Agent the Aggregate Closing Cash Amount (less the aggregate amount of cash actually deposited by the Company with the Exchange Agent pursuant to the last sentence of this Section 2.8(a)(ii)) in each case, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with the terms and conditions of this Article II. All shares of Parent Class A Common Stock made available to, and all cash deposited with, the Exchange Agent pursuant to this Section 2.8(a) shall hereinafter be referred to as the “Exchange Fund.” For purposes of this Agreement, “Aggregate Closing Cash Amount” shall mean (i) cash in an amount sufficient to pay all or a portion of all Cash Consideration payable to the holders of Company Common Stock (other than any Cancelled Company Shares and any Dissenting Company Shares) pursuant to Section 2.7(b)(i), and (ii) cash in an aggregate amount sufficient to make all requisite payments of cash in lieu of fractional shares payable to the holders of Company Common Stock (other than any Cancelled Company Shares and any Dissenting Company Shares) pursuant to Section 2.7(b)(iii) and any cash dividends or other cash distributions which holders of shares of Company Common Stock may be entitled pursuant to Section 2.8(c). At or prior to the Effective Time, the Company shall deposit with the Exchange Agent an amount of cash that it is directed to deposit by Parent, which amount shall not be required to exceed the aggregate amount of cash and cash equivalents held by the Company and its Subsidiaries at such time minus $10,000,000.

(b) Exchange Procedures.

(i) As promptly as practicable (and in any event within two (2) business days) following the Effective Time, Parent, Merger Sub One and Merger Sub Two shall cause the Exchange Agent to mail to each holder of record of a certificate that represented outstanding shares of Company Common Stock as of immediately prior to the Effective Time (a “Certificate”), and each holder of record of uncertificated shares of Company Common Stock represented by book-entry shares (“Book-Entry Shares”) as of immediately prior to the Effective Time, (x) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or effective affidavits in lieu thereof as provided in Section 2.8(h)) or Book-Entry Shares to the Exchange Agent), and (y) instructions for use in effecting the surrender of Certificates (or Book-Entry Shares) in exchange for the Merger Consideration issuable and payable in respect thereof (in accordance with Section 2.7(b)) and any dividends or other distributions to which such holders is entitled to receive pursuant to Section 2.8(c).

(ii) Upon surrender of Certificates (or effective affidavits in lieu thereof as provided in Section 2.8(h)) or Book-Entry Shares for cancellation to the Exchange Agent (or upon receipt of an appropriate agent’s message in the case of Book-Entry Shares), together with a letter of transmittal, properly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates and/or Book-Entry Shares shall be entitled to receive in exchange therefor (A) the aggregate number of whole shares of Parent Class A Common Stock (after taking into account all Certificates or such Book-Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 2.7(b)(i) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Law), (B) the aggregate cash amounts such holders are entitled to receive pursuant to Section 2.7(b)(i), (C) the aggregate cash amounts such holders are entitled to receive in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 2.7(b)(iii), and (D) the aggregate amounts of any dividends or distributions to which such holders are entitled to receive pursuant to Section 2.8(c), and any Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled. The Exchange Agent shall accept such Certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on any cash amounts payable upon the surrender of such Certificates or Book-Entry Shares pursuant to this Section 2.8. Until so surrendered, outstanding Certificates and Book-Entry Shares shall be deemed, from and after the Effective Time, to evidence only the right to receive the Merger Consideration issuable and payable in respect thereof and any dividends or distributions payable or issuable in respect thereof pursuant to Section 2.8(c). Exchange of Book-Entry Shares shall be effected in accordance with the customary procedures in respect of shares represented by book entry on the stock ledger of the Company.

(c) Dividends and Other Distributions. No dividends or other distributions declared or made after the date hereof with respect to Parent Class A Common Stock with a record date after the Effective Time, and no payment in lieu of fractional shares pursuant to Section 2.7(b)(iii), will be paid to the holders of any unsurrendered Certificates or Book-Entry Shares with respect to the shares of Parent Class A Common Stock represented thereby until the holders of record of such Certificates or Book-Entry Shares shall surrender such Certificates or Book-Entry Shares in accordance with the terms of Section 2.8(b). Subject to applicable Law, promptly following the surrender of any such Certificates or Book-Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest, any dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Class A Common Stock.

(d) Transfers of Ownership. In the event that shares of Parent Class A Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered (including as a result of a transfer of ownership of shares of Company Common Stock that has not been registered in the stock transfer books or ledger of the Company), it will be a condition of the issuance of such shares of Parent Class A Common Stock that the Certificates so surrendered are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the issuance of shares of Parent Class A Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom under U.S. federal, state, local or non-U.S. Law. To the extent that such amounts are so deducted or withheld and properly remitted to the appropriate Governmental Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Interim Surviving Corporation, the Surviving Company or any other party hereto shall be liable to a holder of shares of Parent Class A Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Termination of Exchange Fund. At the request of Parent, any portion of the Exchange Fund which remains undistributed or unclaimed on the date that is six (6) months immediately following the Effective Time shall be delivered to Parent, and any holders of the Certificates who have not theretofore surrendered Certificates in compliance with this Section 2.8 shall thereafter look only to Parent for issuance or payment of the Merger Consideration issuable and payable in respect thereto pursuant to Section 2.7(b) and issuance and payment of any dividends or other distributions payable or issuable in respect thereof pursuant to Section 2.8(c). Any portion of the Exchange Fund that remains undistributed or unclaimed as of immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

(h) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration that is issuable and payable in respect thereof pursuant to Section 2.7(b) and any dividends or distributions issuable or payable in respect thereof pursuant to Section 2.8(c); provided, however, that Parent and/or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Interim Surviving Corporation, the Surviving Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.9 Tax Treatment . The Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto intend that the First Step Merger and the Second Step Merger will constitute integrated steps in a single “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this Agreement. No party hereto shall take any action that would reasonably be expected to cause the Merger to fail to qualify, and each party hereto shall cause all Tax Returns relating to the Merger to be filed on the basis of treating the Merger, as a “reorganization” within the meaning of Section 368(a) of the Code, including filing the statement required by Treasury Regulations Section 1.368-3, unless otherwise required pursuant to a “final determination” within the meaning of Section 1313(a) of the Code.

2.10 Taking of Necessary Further Action . If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Interim Surviving Corporation or the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub One, the directors and officers of the Company and Merger Sub One shall take all such lawful and necessary action. If, at any time after the effective time of the Second Step Merger, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Interim Surviving Corporation and Merger Sub Two, the directors, managers, and officers of the Interim Surviving Corporation and Merger Sub Two shall take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter that has been prepared by the Company and delivered by the Company to Parent in connection with the execution and delivery of this Agreement, dated as of the date hereof (the “Company Disclosure Letter”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the Company Disclosure Letter relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is reasonably apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections) and (b) for any matters disclosed and reasonably apparent on the face of the disclosure contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the Company’s Proxy Statement dated April 3, 2014, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 or any of the Company’s Current Reports on Form 8-K dated after December 31, 2013, in each case filed by the Company with the SEC prior to the date hereof and to the extent they relate to historical or existing facts (excluding any disclosures set forth therein to the extent that they are predictive, cautionary or forward-looking in nature, including any information in the “Risk Factors” or “Forward-Looking Statements” sections contained therein), and provided that this subsection (b) does not apply with respect to the Company Fundamental Representations or the representations and warranties of the Company set forth in Section 3.7 (Financial Statements and Internal Controls), or Section 3.15(l) (Employee Benefits Matters)), the Company hereby represents and warrants to Parent, Merger Sub One and Merger Sub Two as follows:

3.1 Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has heretofore made available to Parent a complete and accurate copy of the Company Certificate of Incorporation and the Company Bylaws, along with the charter and bylaws (or equivalent organizational documents) each as amended to date, of each of its Subsidiaries (the “Company Subsidiary Documents”). The Company Certificate of Incorporation, the Company Bylaws and the Company Subsidiary Documents, each as amended to date, are in full force and effect, and neither the Company Board nor, to the Knowledge of the Company, any Company Stockholder has taken any action to amend the Company Certificate of Incorporation or the Company Bylaws in any respect. The Company has not taken any action in breach or violation of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws, and each Subsidiary is not in breach or violation of any of the material provisions of their respective Company Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2 Authority; Corporate Approvals and Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject only to the approval of the stockholders of the Company as described below, to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof.

(b) The execution and delivery of this Agreement by the Company, and performance by the Company with its obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly approved by the Company Board. As of the date of this Agreement, the Company Board has unanimously determined that this Agreement and the Merger and other transactions contemplated hereby are advisable and in the best interests of the Company Stockholders and has unanimously resolved to recommend that the Company Stockholders adopt this Agreement (the “Company Voting Proposal”).

(c) Except for the approval of the Company Voting Proposal by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at a meeting of the Company Stockholders called to consider the Company Voting Proposal (the “Requisite Company Stockholder Approval”) and the requirement under the Exchange Act for the Company Stockholders to approve or disapprove, on an advisory basis, the Merger-related compensation of the Company’s named executive officers (the “Requisite Parachute Vote”), and assuming the accuracy of the representations and warranties set forth in Section 4.22 of this Agreement, no other corporate proceedings on the part of the Company are necessary to approve or adopt this Agreement under applicable Law and to consummate the Merger and other transactions contemplated hereby in accordance with the terms hereof.

(d) This Agreement has been duly and validly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent, Merger Sub One and Merger Sub Two, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Law affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

3.3 Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements under this Agreement and the consummation by the Company of the transactions contemplated by this Agreement will not, (i) assuming receipt of the Requisite Company Stockholder Approval conflict with or violate the Company Certificate of Incorporation or the Company Bylaws or any Company Subsidiary Documents, (ii) assuming receipt of the government approvals contemplated by Section 3.3(b), conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, impairment, restriction, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries pursuant to, or the material expansion of any right (including release of source code) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties is bound or affected, or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of the Company or any of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements under this Agreement and the consummation by the Company of the transactions contemplated by this Agreement (including the Merger) will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the HSR Act, (ii) as may be required under any foreign antitrust or competition Law, (iii) the filing of the Joint Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and as may be required under the Securities Act, (iv) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable United States federal and state securities laws, (v) the filing of the Certificate of Merger or other documents as required by the DGCL and (vi) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock, and 10,000,000 shares of Company Preferred Stock. As of February 2, 2015, (i) 90,926,396 shares of Company Common Stock were issued and outstanding, (ii) 530,771 shares of Company Common Stock were reserved for future issuance under the Company’s 2001 Stock Option Plan (the “Company 2001 Plan”), (iii) 27,308,916 shares of Company Common Stock were reserved for future issuance under the Company’s 2007 Equity Incentive Plan (the “Company 2007 Plan”), (iv) 737,534 shares of Company Common Stock were reserved for future issuance under the Company’s 2007 Non-Employee Directors’ Stock Option Plan (the “Company 2007 Director Plan”), (v) 1,465,121 shares of Company Common Stock were reserved for future issuance under the Company’s 2012 Inducement Award Plan (the “Company 2012 Inducement Plan”), (vi) no shares of Company Common Stock were issued and held in the treasury of the Company, (vii) 3,553,016 shares of Company Common Stock were reserved for future issuance under the Company ESPP and (viii) no shares of Preferred Stock were issued and outstanding. Since February 2, 2015, the Company has not issued any securities (including derivative securities) except for shares of Company Common Stock purchased under the Company ESPP, issued upon exercise of Company Stock Awards, the vesting of Company Restricted Stock Units or the vesting of Company Performance Stock Units in all cases, granted either (A) as of the date hereof or (B) following the date hereof as permitted pursuant to Section 5.2(b) or Section 5.2(b) of the Company Disclosure Letter, in each case, in accordance with the terms of a Company Stock Plans or the Company ESPP, as applicable, as in effect on the date hereof.

(b) Section 3.4(b) of the Company Disclosure Letter sets forth a complete and accurate list of all stock option plans or any other plan or agreement adopted by the Company that provides for the issuance of equity to any Person (the “Company Stock Plans”). The Company has made available to Parent complete and accurate copies of all Company Stock Plans and the forms of all award agreements issued under the Company Stock Plans.

(c) As of February 2, 2015: (i) 509,079 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options and zero shares of Company Common Stock were subject to issuance pursuant to Restricted Stock Units, in each case, granted pursuant to the Company 2001 Plan; (ii) 7,872,047 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options and 3,484,635 shares of Company Common Stock were subject to issuance pursuant to Restricted Stock Units and 1,398,285 shares of Company Common Stock were subject to issuance pursuant to Company Performance Stock Units, in each case, granted pursuant to the Company 2007 Plan; (iii) 489,842 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options and zero shares of Company Common Stock were subject to issuance pursuant to Restricted Stock Units, in each case granted pursuant to the Company 2007 Director Plan; (iv) 192,000 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options and 110,491 shares of Company Common Stock were subject to issuance pursuant to Restricted Stock Units, in each case granted pursuant to the Company 2012 Inducement Plan; (v) 61,665 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options granted pursuant to the RFMagic Plan and (v) 300,000 shares of Company Common Stock are estimated to be subject to outstanding purchase rights under the Company ESPP from the date of this Agreement through the Closing Date. Except as described in Section 3.4(a) and this Section 3.4(c), (A) no capital stock of the Company or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such capital stock, is issued, reserved for issuance or outstanding and (B) there are no exercisable securities, there are no options, preemptive rights, warrants, calls, rights or Contracts of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound or otherwise promised, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or accelerate the vesting of, or enter into, any option, preemptive right, warrant, call, right, commitment, agreement, arrangement or understanding.

(d) Section 3.4(d) of the Company Disclosure Letter sets forth a complete and accurate list as of February 2, 2015, of all outstanding equity-based awards of the Company, whether payable in stock, cash or other property or any combination of the foregoing granted by the Company under any Company Stock Plans or otherwise (the “Company Stock Awards”), indicating, with respect to each Company Stock Award then outstanding, the type of awards granted, the number of shares of Company Common Stock subject to or covered by such Company Stock Award, the plan under which such Company Stock Award was granted, the exercise or purchase price (if any), date of grant, and the extent to which any vesting had occurred as of the date of this Agreement. All outstanding Company Stock Awards have been properly accounted for in accordance with GAAP on the consolidated audited financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports.

(e) There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party, or by which it or they are bound, obligating the Company or any of its Subsidiaries with respect to any shares of capital stock of the Company or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of the Company), of the Company or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. There are no registration rights or other Contracts to which the Company or any of its Subsidiaries is a party, or by which it or they are bound, obligating the Company or any of its Subsidiaries with respect to any shares of Company Common Stock or shares of capital stock of any such Subsidiary.

(f) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Certificate of Incorporation or the Company Bylaws or any agreement to which the Company is a party or otherwise bound. None of the outstanding shares of Company Common Stock have been issued in violation of any United States federal or state securities laws. All of the outstanding shares of capital stock of each of the Subsidiaries of the Company are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by the Company or a Subsidiary of the Company free and clear of any and all Liens. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company or any of its Subsidiaries.

(g) Company Common Stock constitutes the only class of equity securities of the Company or its Subsidiaries registered or required to be registered under the Exchange Act.

(h) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any indebtedness for borrowed money.

3.5 Subsidiaries. A complete and accurate list of all of the Subsidiaries of the Company, together with the jurisdiction of incorporation or formation of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock or other equity interests owned by the Company or another Subsidiary or Affiliate of the Company, is set forth in Section 3.5 of the Company Disclosure Letter. Other than as set forth on Section 3.5 of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, or any interest convertible into or exchangeable or exercisable for any equity or voting interest in, any Person, excluding securities in any publicly traded company held for investment by the Company and comprising less than one percent (1%) of the outstanding stock of such company. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 SEC Reports. The Company has filed or furnished (as applicable) and made available to Parent all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished (as applicable) by the Company with the SEC since January 1, 2013 (collectively, the “Company SEC Reports”). The Company SEC Reports, including all forms, reports and documents filed or furnished (as applicable) by the Company with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of the Company SEC Reports filed or furnished (as applicable) after the date hereof, will be, prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as the case may be, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any Company SEC Report has been revised, amended, modified or superseded prior to the date of this Agreement by a later filed Company SEC Report, did not at the time they were filed or furnished (as applicable) (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed or furnished (as applicable) by the Company with the SEC after the date of this Agreement, will not as of the time they are filed or furnished (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of the Company is required to file or furnish (as applicable) any forms, reports, schedules, statements or other documents with the SEC. Since January 1, 2013, other than arising after the date hereof from or relating to the Merger or any of the other transactions contemplated by this Agreement, neither the Company nor any Subsidiary of the Company has received from the SEC or any other Governmental Authority, any written comments or questions with respect to any of the SEC Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC that (A) remain unresolved or (B) have been resolved but not publicly disclosed, or any notice from the SEC or other Governmental Authority that such SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Company’s Knowledge, there is not any investigation or review being conducted by the SEC or any other Governmental Authority of any

SEC Reports (including the financial statements included therein). The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

3.7 Financial Statements and Internal Controls.

(a) Each of the consolidated financial statements (including, in each case, any related notes and schedules), contained in the Company SEC Reports, including any Company SEC Reports filed after the date of this Agreement, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.

(b) The Chief Executive Officer and Chief Financial Officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and the Company is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Nasdaq Global Select Market.

(c) The Company and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls over financial reporting (as such term is defined in Rule 13a-15 under the Exchange Act) which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board, (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries and (iv) provide reasonable assurance that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities.

(d) To the Knowledge of the Company, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements.

(f) Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company and/or its Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2013 (except for any of the foregoing which have no reasonable basis) and (ii) no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws or evidence of breach of fiduciary duty or similar violation relating to periods after January 1, 2013, by the Company or any of its officers, directors, employees or agents to the current Company Board or any committee thereof or to any current director or executive officer of the Company.

(g) To the Knowledge of the Company, since January 1, 2013, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Since January 1, 2013, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(h) The Company is in compliance in all material respects with applicable and effective provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act.

3.8 Undisclosed Liabilities. Except as reflected in the Company Balance Sheet, neither the Company nor any of its Subsidiaries has any Liabilities, other than (i) Liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, (ii) Liabilities under this Agreement or expressly permitted to be incurred under this Agreement, (iii) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Contracts binding upon the Company or such Subsidiary (other than resulting from any breach, violation or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement to the extent such liabilities are not of the type required to be set forth on a balance sheet prepared in accordance with GAAP, (iv) liabilities less than $250,000 as to which the Company does not have actual Knowledge on the date hereof and (v) liabilities as to which the executive officers of the Company do not have actual knowledge on the date hereof that, individually and in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.9 Subsequent Changes

Since the date of the Company Balance Sheet through the date hereof, the Company has conducted its business in the ordinary course of business consistent with past practice, (b) since the date of the Company Balance Sheet through the date hereof, there has not occurred any Company Material Adverse Effect and (c) since the date of the Company Balance Sheet through the date hereof, there has not occurred any action taken by the Company or event that would have required the consent of Parent pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

3.10 Real Property Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the real properties which it purports to own or lease, including all the real properties reflected in the Company Balance Sheet. All real property leases, subleases, licenses or other occupancy agreements to which the Company or any of its Subsidiaries is a party (collectively, the “Company Real Property Leases”) are in full force and effect, except where the failure of such Company Real Property Leases to be in full force and effect would not be reasonably likely to result in a material and negative effect on the Company and its Subsidiaries, taken as a whole. Section 3.10 of the Company Disclosure Letter contains a true, complete and accurate list of all Company Real Property Leases under which the Company or any of its Subsidiaries, as of the date of this Agreement, uses or occupies or has the right (now or in the future) to use or occupy. The Company has made available to Parent true, correct and complete copies of all Company Real Property Leases (including all modifications, amendments, supplements, consents, waivers and side letters thereto). There is no default by the Company or any of its Subsidiaries under any of the Company Real Property Leases, or, to the Knowledge of the Company, defaults by any other party thereto, except such defaults as have been waived in writing or cured or such defaults that in the aggregate would not be reasonably likely to result in a material and negative effect on the Company and its Subsidiaries taken as a whole.

3.11 Tangible Property. The Company and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected in the Company Balance Sheet. All tangible properties and assets reflected in the Company Balance Sheet are held free and clear of all Liens, except for Permitted Liens. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as conducted as of the date hereof, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Letter contains a complete and accurate list of all Patents or other Intellectual Property Rights that are Registered Intellectual Property owned by or registered in the name of the Company or any of its Subsidiaries (collectively the “Company Registered Intellectual Property Rights”).

(b) All Company Registered Intellectual Property Rights are owned or exclusively licensed by the Company or one or more of its Subsidiaries free and clear of any Liens (excluding any non-exclusive licenses entered into in the ordinary course of business), except for Liens that, individually or in the aggregate, are not material to the Company or any Subsidiary. To the Knowledge of the Company, all material Company Intellectual Property Rights are, and following the transactions contemplated hereby shall be, valid and enforceable and freely exercisable, transferable, licensable and alienable without the consent of, or notice or payment of any kind to any Governmental Authority or third party. To the Company’s Knowledge, no third party claims to own or exclusively license any Company Intellectual Property Rights, other than any Company Intellectual Property Rights that are exclusively licensed to the Company and owned by the licensor. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received a letter or other written or electronic communication or correspondence that has been sent or otherwise delivered regarding any actual, alleged, or suspected infringement or misappropriation of any Company Intellectual Property Right, including any invitation to license any third party Intellectual Property Right.

(c) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has, in the conduct of the business of the Company and its Subsidiaries infringed upon, violated or used without authorization or license, any Intellectual Property Right owned by any third Person. To the Company’s Knowledge, the Company and its Subsidiaries have sufficient rights to all Intellectual Property Rights used in or necessary for the conduct of the Company’s and its Subsidiaries’ respective businesses as currently conducted. There is no (and at no time within the three (3) years prior to the date of this Agreement has there been any) pending or, to the Company’s Knowledge, threatened Action, against the Company or any of its Subsidiaries, alleging that any activity, product or the conduct of the Company’s or any of its Subsidiaries’ respective businesses infringes or will infringe upon, violate or constitute the unauthorized use of any Intellectual Property Right of any third Person, or challenging the ownership, validity, or enforceability of any material Company Intellectual Property Right. Neither the Company nor any of its Subsidiaries is party to any settlement, covenant not to sue, consent, decree, stipulation, judgment, or order resulting from any suit, action or similar legal proceeding, or any other Contract, that (i) materially restricts the Company’s or any of its Subsidiaries’ rights to use, license or transfer any material Company Intellectual Property Right, or (ii) compels or requires the Company or any of its Subsidiaries to license or transfer any material Company Intellectual Property Right. Neither the Company nor any of its Subsidiaries knows of the infringement, misappropriation or violation of any Company Intellectual Property Right.

(d) There is no pending Action before any court, Governmental Authority or arbitral tribunal brought by the Company or any of its Subsidiaries against any third party with respect to any Company Intellectual Property Right, which remain unresolved.

(e) Section 3.12(e) of the Company Disclosure Letter contains a complete and accurate list of all Contracts currently in effect pursuant to which a third party has licensed to the Company or any of its Subsidiaries: (i) exclusive rights to any Intellectual Property Right, and (ii) non-exclusive rights (including under any Open Source License) to any Intellectual Property Right that is material to the Company or any Company Subsidiary (those Contracts described in the preceding clauses (i) or (ii), without reference to the Contracts set forth on Section 3.12(e) of the Company Disclosure Letter), the “Company In Licenses”), excluding for the purpose of the listing requirement on Section 3.12(e) of the Company Disclosure Letter (but not for purposes of the definition of Company In Licenses), Contracts with respect to commercially available Technology.

(f) Section 3.12(f) of the Company Disclosure Letter contains a complete and accurate list of all Contracts currently in effect pursuant to which the Company or any of its Subsidiaries has granted to a third Person or Affiliate: (i) any exclusive right or license to any Company Intellectual Property Right, and (ii) any non-exclusive right or license to any material Company Intellectual Property (those Contracts described in the preceding clauses (i) or (ii), without reference to the Contracts set forth on Section 3.12(f) of the Company Disclosure Letter), the “Company Out Licenses,” and together with the Company In Licenses, the “Company IP Licenses”), excluding for the purpose of the listing requirement on Section 3.12(f) of the Company Disclosure Letter (but not for purposes of the definition of Company IP Licenses), non-exclusive licenses granted in the ordinary course of business.

(g) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Company IP License, is in material breach of any Company IP License that is material to the Company and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated by this Agreement will not result in or cause, under any Company IP License that is material to the Company and its Subsidiaries (or under any other Contract entered into by the Company or any of its Subsidiaries containing terms that, the Knowledge of the Company, would result in or cause): (i) a third party to become licensed to, or otherwise have any right (including any right or covenant of non-assertion) to, any Intellectual Property Right owned by or licensed to Parent or any of its Subsidiaries (in their capacity, after giving effect to the Merger, as an Affiliate of the Company), (ii) Parent or any of its Subsidiaries (in their capacity, after giving effect to the Merger, as an Affiliate of the Company) to become bound by or made subject to any non-compete or other restriction on the operation or scope of its businesses, or (iii) Parent or any of its Subsidiaries (in their capacity, after giving effect to the Merger, as an Affiliate of the Company) to become obligated to pay any royalties or other amounts, or to offer any discounts, to any third party in excess of those royalties or other amounts payable or discounts offered by Company or any of its Subsidiaries before the Closing.

(h) Neither the Company nor any of its Subsidiaries has distributed any software under an Open Source License in a manner that would require any material Technology that is owned by the Company or any Affiliate to (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, (iii) be redistributed, hosted or otherwise made available at no or minimal charge, or (iv) be licensed, sold or otherwise made available on terms that (A) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with the marketing, licensing or distribution of that software or (B) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of that software. The Company and its Subsidiaries are in compliance in all material respects with all Open Source Licenses to which they are subject (other than inadvertent omissions of any applicable copyright notice, warranty obligation or attribution requirement).

(i) Section 3.12(i) of the Company Disclosure Letter contains a complete and correct list of each standards setting organization, university or industry body, consortium, or other multi-party special interest group in which the Company or any of its Subsidiaries is currently participating, or in which the Company or any of its Subsidiaries has participated in the past, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Governmental Authority (each, a “SIG”). Neither the Company nor any of its Subsidiaries has made any submission to, nor is subject to any agreement with, any SIG that would obligate the Company or any of its Subsidiaries in their capacity as an Affiliate of the Company, or, after the Closing, Parent or any of its Subsidiaries (in their capacity, after giving effect to the Merger, as an Affiliate of the Company), to grant licenses to or otherwise impair or limit its control of any Company Intellectual Property Right or any Parent Intellectual Property Right.

(j) Section 3.12(j) of the Company Disclosure Letter contains a complete and correct list of all Contracts entered into by Company or any of its Subsidiaries with any competitor of the Company or any of its Subsidiaries or any entity set forth on Section 3.12(j) of the Company Disclosure Letter, including any volume purchase agreement for any Company Product, but excluding non-disclosure agreements that do not grant to any party any Intellectual Property Right (whether to or from the Company or any of its Subsidiaries), and excluding Contracts for the sale of nominal numbers of Company Products entered into in the ordinary course of business.

3.13 Material Contracts

(a) For all purposes of and under this Agreement, a “Company Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC as determined as of the date of this Agreement, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to the Company and its Subsidiaries;

(ii) any employment-related Contract or plan, including any stock option, restricted stock unit, performance stock unit, stock appreciation right or stock purchase plan or agreement, in each case, the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement (whether alone or in accordance with subsequent or additional events);

(iii) any Contract (A) limiting in any respect the right of the Company or any of its Subsidiaries (or, after the Closing Date, Parent and its Subsidiaries in their capacity as Affiliates of the Company) to engage in any line of business or to compete with any Person in any line of business, market or geographic area, (B) prohibiting the Company or any of its Subsidiaries (or, after the Closing Date, Parent and its Subsidiaries in their capacity as Affiliates of the Company) from engaging in any business with any Person or otherwise limiting the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any Company Product or to purchase or otherwise obtain any software, components, parts or services, or (C) requiring the Company or any of its Subsidiaries to provide “most favored nations” pricing or other most favored terms or granting any other exclusive rights, rights of first refusal or rights of first negotiation to any Person;

(iv) any Contract (A) relating to the pending or future disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which the Company or any of its Subsidiaries will acquire after the date of this Agreement any material equity ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;

(v) any material manufacturing Contract or Contract with a foundry;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $200,000 other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly-owned Subsidiaries, and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice;

(vii) any settlement Contract with ongoing obligations other than (A) releases that are immaterial in nature or amount entered into in the ordinary course of business, (B) settlement Contracts only involving the future payment of cash in amounts that do not exceed $200,000 in any individual case, or (C) settlement Contracts relating to Patent licenses entered into in the ordinary course of business, consistent with past practices;

(viii) any Contract that is collectively bargained by the Company;

(ix) other than purchase orders in the ordinary course of business, any other Contract (or series of related Contracts) that requires the total payment by the Company or any of its Subsidiaries in any twelve (12) month period of at least $350,000, that is not terminable by the Company or its Subsidiaries upon notice of ninety (90) days or less without material liability to the Company or its Subsidiaries and is not disclosed pursuant to clauses (i) through (viii) above, inclusive;

(x) (A) any Contract in which the Company or any of its Subsidiaries (A) has an obligation to indemnify any third party against claims of infringement or misappropriation of Intellectual Property Rights, excluding those Contracts consisting of the Company’s or a Subsidiary’s standard terms of purchase (or any purchase orders entered into in the ordinary course of business) or (B) any Company Out License pursuant to which the scope of the license granted by the Company or its Subsidiary party thereto includes, or could reasonably be expected to include, one or more Affiliates of the Company or its Subsidiaries; and

(xi) any Contract with a Significant Company Customer or Significant Company Supplier, in each case, other than purchase orders in the ordinary course of business.

(b) Section 3.13(b) of the Company Disclosure Letter contains a complete and accurate list of all Company Material Contracts as of the date hereof, to or by which the Company or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 3.13(a) that describes such Company Material Contract. The Company has made available to Parent complete copies (including all exhibits and amendments thereto) of each Contract set forth on the Company Disclosure Letter.

(c) Each Company Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the date hereof, and neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or default under, any such Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a material breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto.

3.14 Tax Matters.

(a) The Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all material respects, except for such failures to prepare and timely file or failures to be true, correct and complete as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) The Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters for which adequate reserves have been established on the face of the Company Balance Sheet, and withheld (and timely paid over any withheld amounts to the appropriate Governmental Authority) all Taxes required to be withheld, except for such failures to pay, establish adequate reserves or withhold as would not reasonably be expected to be individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) Neither the Company nor any of its Subsidiaries had any Liabilities for material unpaid Taxes as of the Company Balance Sheet Date that had not been accrued or reserved on the Company Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the Company Balance Sheet Date other than in the ordinary course of business consistent with past practice, except, in each case, to the extent such Liabilities would not be reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) The U.S. consolidated federal income Tax Returns of the Company have been examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before December 31, 2009. Since January 1, 2008, (i) no claim has been made in writing, or to the Knowledge of the Company, any other notice, by any Governmental Authority that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns and (ii) neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any material Tax.

(e) The Company is not, and has not been at any time since January 1, 2010, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(f) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(g) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(h) The Company and its Subsidiaries are in compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or order with respect to the Company and each of its Subsidiaries, except where the failure to be in compliance has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(i) None of the Company or any of its Subsidiaries has engaged in a “listed transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b)(2).

(j) Each Company Employee Plan which is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in operational and documentary compliance in all material respects with the requirements of Section 409A of the Code. No stock option or other right to acquire Company Common Stock or other equity of the Company (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the Company Board in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A). Neither the Company, nor any Subsidiary or ERISA Affiliate is a party to any Contract which would require the payment to any current or former employee, consultant or director of an amount necessary to “gross-up” such individual for any penalty tax under Section 409A of the Code.

(k) Neither the Company nor any of its Subsidiaries (i) has incurred, or has any potential to incur, any material liability pursuant to any Tax sharing, Tax allocation or Tax indemnification Contract, other than any such Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of Law.

(l) None of the Company or any of its Subsidiaries has taken any action or has Knowledge of any facts or circumstances that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

3.15 Employee Benefit Matters.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of all material Company Employee Plans. Neither the Company nor any ERISA Affiliate of the Company has any plan or commitment to establish any new material Company Employee Plan, to materially modify any Company Employee Plan (except to the extent required by law or to conform any such Company Employee Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to adopt or enter into any Company Employee Plan, except, in each case, as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole.

(b) With respect to each Company Employee Plan, the Company has made available to Parent complete and accurate copies of (i) such Company Employee Plan (or a written summary of any unwritten plan) together with all amendments, (ii) in the case of any plan for which Forms 5500 are required to be filed, the most recent annual report (Form 5500) with schedules attached, (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion, notification or advisory letter from the IRS, and correspondence to or from the IRS or the DOL with respect to such letter (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements, (v) the most recent summary plan descriptions and employee handbook, or other similar material employee communications relating to employee benefits matters, (vi) all material personnel, payroll and employment manuals and policies, (vii) the most recent annual and periodic financial statements and other annual accounting of assets for each Company Employee Plan that is funded, (viii) all communications material to any employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company, (ix) all material correspondence to or from any governmental agency relating to any Company Employee Plan within the past two (2) years, (ix) the three (3) most recent plan years’ discrimination tests for each Company Employee Plan, (x) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan, and (xi) the most recent annual actuarial valuations, if any, for each Company Employee Plan.

(c) Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, each Company Employee Plan has been established, maintained and administered in all respects in accordance with all applicable Law, including if applicable, ERISA and the Code, and in accordance with its terms, and each of the Company, the Company’s Subsidiaries and their respective ERISA Affiliates have met their obligations with respect to each Company Employee Plan and have timely made (or timely will make) all required contributions thereto.

(d) Section 3.15(d) of the Company Disclosure Letter contains a complete and accurate list of each Company Employee Benefit Plan that has assets which include securities issued by the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates. Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, the Company’s Subsidiaries and their respective ERISA Affiliates have complied in all respects with the Sarbanes-Oxley Act in respect of each such Company Employee Plan, and has timely filed any and all filings required under applicable Law in respect of each such Company Employee Plan.

(e) Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, all Company Employee Plans that are intended to be qualified under Section 401(a) of the Code, and all trusts that are intended to be qualified under Section 501(a) of the Code (each, a “Company Qualified Plan”), have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or the Company has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Company Qualified Plan and to the Knowledge of the Company, no fact, circumstance or event has occurred or exists since the date of such letter that would reasonably be expected to materially and adversely affect the qualified status of any such Company Qualified Plan. Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, there has been no termination, partial termination or discontinuance of contributions to any Company Qualified Plan that resulted or may reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole. Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan.

(f) Neither the Company, any of the Company’s Subsidiaries nor any of their respective ERISA Affiliates has in the preceding six (6) years maintained, participated in or contributed to (or been obligated to contribute to), or can reasonably expect to have future liability with respect to (i) any employee benefit plan which was ever subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Company Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

(g) No Company Employee Plan provides post-termination benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law. Neither the Company nor any of its ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any employee of the Company or its ERISA Affiliates (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with post-termination benefits, except to the extent required by applicable Law.

(h) Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, there is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the Knowledge of the Company, threatened or reasonably anticipated, with respect to any Company Employee Plan or the assets of any Company Employee Benefit Plan, other than claims for benefits in the ordinary course.

(i) Each Company Employee Plan maintained or covering employees outside the United States (the “Company Non-U.S. Employee Plans”), and the books and records thereof, is in material compliance with all applicable Law of each applicable jurisdiction. No such Company Non-U.S. Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued and, except as required by a Law, no condition exists that would prevent the Company or Parent from terminating or amending any such Company Employee Plan at any time for any reason without liability to the Company or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits). Section 3.15(i) of the Company Disclosure Letter contains a complete and accurate list of each country in which the Company or any of its Subsidiaries or Affiliates has operations as of the Company Balance Sheet Date and the approximate number of employees in each such country as of the Company Balance Sheet Date.

(j) Section 3.15(j) of the Company Disclosure Letter sets forth a complete and accurate list of (i) all employment agreements with employees of the Company or any of its Subsidiaries, other than customary offer letters and other similar employment agreements entered into in the ordinary course of business and that are terminable at-will without any Liability to the Company or any of its Subsidiaries; and (ii) all operative severance agreements, programs and policies of the Company or any of its Subsidiaries, excluding, in each case, programs and policies required to be maintained by Law.

(k) Except as would not reasonably be expected to result in Material liability to the Company and its Subsidiaries, taken as a whole, all contributions required to be made with respect to any Company Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the Company Balance Sheet.

(l) To the Knowledge of the Company (it being understood that for purposes of this Section 3.15(l), the definition of Knowledge shall be deemed to include the Company’s Senior Vice President of Human Resources), neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (including the Merger) will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.

(m) No amount paid or payable by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be an “excess parachute payment” within the meaning of Section 280G of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment from the Company or any of its Subsidiaries) as a result of the imposition of the excise taxes which may be required pursuant to Section 4999 of the Code.

3.16 Labor Matters. The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Law respecting employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance. The Company and each of its Subsidiaries (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (ii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), except in each case, for any failure to withhold, report or pay which has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) To the Knowledge of the Company: (i) there are no current labor union organizing activities with respect to any employees of the Company and/or any of its Subsidiaries, (ii) no labor union, labor organization, trade union, works council, or group of employees of the Company and/or any of its Subsidiaries has made a pending demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing, or to the Knowledge of the Company, any other notice, to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iv) there are no labor strikes or lockouts, or threats thereof, against or affecting the Company or any of its Subsidiaries.

(c) The Company and each of its Subsidiaries are and have been in material compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar foreign, state or local law relating to plant closings and layoffs. Neither the Company nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign law. The Company has made available to Parent a complete and accurate list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) at any site of employment or facility of the Company or any of its Subsidiaries during the 90 day period prior to the date of this Agreement.

(d) No employee of the Company or any of its Subsidiaries (i) to the Knowledge of the Company is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (ii) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to the Company or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with the Company or any of its Subsidiaries.

(e) The Company has made available to Parent a complete and accurate list of (i) all employees of the Company or any of its Subsidiaries whose employment relationship with the Company or any of its Subsidiaries has terminated since October 1, 2014; and (ii) all employees of the Company or any of its Subsidiaries who have delivered written notice, or to the Knowledge of the Company, any other notice, on or after October 1, 2014 evidencing an intent to terminate his or her employment for any reason.

3.17 Environmental Matters.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no Hazardous Materials are present on any real property that is currently owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries or were present on any real property at the time it ceased to be owned, operated, occupied, controlled or leased by the Company or its Subsidiaries, including the land, the improvements thereon, the groundwater thereunder and the surface water thereon. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries or as a consequence of the acts of the Company, its Subsidiaries or their agents.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Law. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Hazardous Materials Activities of the Company and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities. No circumstances exist which could reasonably be expected to cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the Knowledge of the Company, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability under an Environmental Law which would reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Law or the Hazardous Materials Activities of the Company or any of its Subsidiaries.

(f) The Company and the Subsidiaries have delivered to Parent or made available for inspection by Parent and its agents, representatives and employees all material environmental site assessments and environmental audits in the Company’s possession or control. The Company and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction.

3.18 Compliance with Law.

(a) Generally. Since January 1, 2013, the Company and its Subsidiaries have been and are in compliance, with, and are not in default under or violation of (and have not received any written notice, of material non-compliance, default or violation with respect to) any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties is bound, except for such non-compliance, defaults or violations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) Anti-Corruption and Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries (including any of their respective officers, directors, agents, employees or other Person associated with and while acting on their behalf) have, (i) directly or indirectly, taken any action which would cause it to be in violation of any applicable Anti-Corruption Laws, (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (iii) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees (including employees or officials of government-owned or controlled entities and public international organizations), whether directly or indirectly, or made, offered, or authorized any bribe, improper rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. None of the Company, any of its Subsidiaries, or any other entity under their control have conducted an internal investigation, or been formally investigated, charged, or prosecuted, for conduct related to violations of applicable Anti-Corruption Laws. The Company has established reasonable internal controls and procedures to ensure compliance with applicable Anti-Corruption Laws.

(c) Export Control Law.

(i) The Company and each of its Subsidiaries have complied in all material respects with all applicable export and re-export control and trade and economic sanctions Law (“Export Controls”), including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations except for any non-compliance, defaults and violations that would not reasonably be expected be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has directly or indirectly sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, technology, or technical data to any destination, entity, or person prohibited by the Law of the United States, without obtaining prior authorization from the competent government authorities as required by Export Controls. The Company and its Subsidiaries are in compliance in all material respects with all applicable import Laws (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

(ii) Neither the Company nor any of its Subsidiaries has Knowledge of any fact or circumstance that would result in any Liability for any violation of Export Control and Import Restrictions other than as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(iii) The Company and its Subsidiaries, including, to the Knowledge of the Company, all of their customs brokers and freight forwarders, have maintained all records required to be maintained regarding the Company and its Subsidiaries as required under the Export Control and Import Restrictions other than as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(iv) Except pursuant to valid licenses, the Company and its Subsidiaries have not released or disclosed controlled technical data or technology to any foreign national whether in the United State or abroad.

(v) No Action, claim, investigation, request for information, or subpoena is pending, or to the Knowledge of the Company, threatened, concerning or relating to any export or import activity of the Company or any of its Subsidiaries. No voluntary self-disclosures have been filed by or for the Company or any of its Subsidiaries with respect to possible violations of Export Controls and Import Restrictions.

3.19 Permits. The Company and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Authorities that are material to the operation of the business of the Company and its Subsidiaries taken as a whole as currently conducted (collectively, the “Company Permits”). The Company Permits are in full force and effect, have not been violated in any material respect and, to the Knowledge of the Company, no suspension, revocation or cancellation thereof has been threatened, and there is no Action or investigation pending or, to the Knowledge of the Company, threatened, seeking the suspension, revocation or cancellation of any Company Permits. No Company Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.

3.20 Actions and Orders.

(a) Actions. There are no material Actions (other than arising after the date hereof from or relating to the Merger or any of the other transactions contemplated by this Agreement), (a) pending against the Company or any of its Subsidiaries or any of their respective properties or assets, or (b) to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties or assets. There are no investigations pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties or assets.

(b) Orders. Neither the Company nor any Subsidiary of the Company is subject to any outstanding Order that is material to the Company and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

3.21 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by the Company or any of its Subsidiaries is in full force and effect, all premiums due thereon have been paid in full. The Company has made available a complete list of all such insurance policies to Parent prior to the date of this Agreement.

3.22 No Ownership of Parent Capital Stock Neither the Company nor any of its controlled Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) is or has been during the past three (3) years an “interested stockholder” of Parent as defined in Section 203 of the DGCL. Neither the Company nor any of its controlled Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) beneficially owns, directly or indirectly, or is the record holder of, and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Parent Class A Common Stock or any option, warrant or other right to acquire any shares of Parent Class A Common Stock.

3.23 Related Party Transactions. Except as set forth in any employment or other compensatory arrangement of the Company or any its Subsidiaries in the ordinary course of its business, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand.

3.24 Customers and Suppliers.

(a) Section 3.24(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the customers of the Company and its Subsidiaries who, in either (i) the fiscal year ended December 31, 2014 was and/or (ii) the fiscal year ending December 31, 2015 is projected to be, one of the twenty (20) largest customers of Company Products based on amounts paid or payable, as applicable, to the Company or its Subsidiaries by such customers during such period (each, a “Significant Company Customer”). As of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to any pending Action concerning any Company Products with any Significant Company Customer. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other notice, from any Significant Company Customer that such Significant Company Customer intends to terminate or materially modify, in either case, whether prior to or following the Closing, any existing Contract with the Company or any of its Subsidiaries.

(b) Section 3.24(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiaries based on amounts paid by the Company and its Subsidiaries to such supplier during the fiscal year ended December 31, 2014 (each, a “Significant Company Supplier”). As of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to any pending Action concerning products and/or services provided by any Significant Company Supplier. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice, or to the Knowledge of the Company, any other notice, from any Significant Company Supplier that such Significant Company Supplier intends to terminate or materially modify, in either case, whether prior to or following the Closing, any existing Contract with the Company or any of its Subsidiaries.

3.25 Takeover Statutes ; Rights Plan.

(a) Assuming the accuracy of the representations and warranties set forth in Section 4.22 of this Agreement, the Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and any of the other transactions contemplated thereby, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. Other than Section 203 of the DGCL, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under the laws of the State of Delaware or other applicable Law (each, a “Takeover Statute”) is applicable to the Company, the Merger or any of the other transactions contemplated by this Agreement.

(b) Neither the Company nor any of its Subsidiaries is a party to, or is otherwise bound under, any rights agreement, stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue, register, redeem, repurchase, vote, transfer or dispose of any shares of its capital stock or any other securities.

3.26 Fairness Opinion The Company Board received an opinion of Barclays Capital Inc. (“Barclays”) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications set forth therein, the Merger Consideration to be offered to the stockholders of the Company (other than directors and executive officers who are executing voting agreements in favor of Parent in connection with this Agreement) in the First Step Merger is fair, from a financial point of view, to the stockholders of the Company, and the foregoing opinion has not been withdrawn, revoked or modified in any respect.

3.27 Brokers, Finders and Financial Advisors No broker, finder or investment banker (other than Barclays, whose fees will be paid by the Company) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has furnished to Parent a complete and accurate copy of all agreements between the Company and Barclays pursuant to which such firm would be entitled to any such payment.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB ONE AND MERGER SUB TWO

Except (a) as set forth in the disclosure letter that has been prepared by Parent and delivered by Parent to the Company in connection with the execution and delivery of this Agreement, dated as of the date hereof (the “Parent Disclosure Letter”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in Parent Disclosure Letter relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is reasonably apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections) and (b) for any matters disclosed and reasonably apparent on the face of the disclosure contained in Parent’s Annual Report on Form 10-K for the year ended December 31, 2013, Parent’s Proxy Statement dated April 17, 2014, Parent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, Parent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 or any of Parent’s Current Reports on Form 8-K dated after December 31, 2013, in each case filed by Parent with the SEC prior to the date hereof and solely to the extent they relate to historical or existing facts that have occurred prior to the date hereof (excluding any disclosures set forth therein to the extent that they are predictive, cautionary or forward-looking in nature, including any information in the “Risk Factors” or “Forward-Looking Statements” sections contained therein), and provided that this subsection (b) does not apply with respect to Parent Fundamental Representations and the representations and warranties of Parent set forth in Section 4.4(a) and (c) (Capitalization), Section 4.7 (Financial Statements and Internal Controls), and Section 4.15(j) (Employee Benefits Matters)), Parent’s hereby represents and warrants to the Company as follows:

4.1 Organization and Qualification

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted. Each of Parent, Merger Sub One and Merger Sub Two is duly qualified or licensed as a foreign corporation or limited liability company, as applicable, to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has heretofore made available to the Company a complete and accurate copy of the Parent Certificate of Incorporation and Parent Bylaws, along with the charter and bylaws (or equivalent organizational documents), each as amended to date, of each of its Subsidiaries (the “Parent Subsidiary Documents”). The Parent Certificate of Incorporation, Parent Bylaws and the Parent Subsidiary Documents, each as amended to date, are in full force and effect, and neither the Parent Board nor, to the Knowledge of Parent, any Parent Stockholder, has taken any action to amend the Parent Certificate of Incorporation or the Parent Bylaws in any respect. Parent has not taken any action in breach or violation of any of the provisions of the Parent Certificate of Incorporation or the Parent Bylaws, and each Subsidiary is not in breach or violation of any of the material provisions of their respective Parent Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Merger Sub One is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub Two (i) is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware, (ii) is a disregarded entity for U.S. federal income Tax purposes and (iii) does not intend to elect to be treated as anything other than a disregarded entity for federal income Tax purposes as of immediately following the Closing. Parent owns beneficially and of record all outstanding capital stock of Merger Sub One and all outstanding equity interests of Merger Sub Two, in each case, free and clear of any Liens, and no other person holds any capital stock of Merger Sub One or equity interests of Merger Sub Two nor has any rights to acquire any interest in Merger Sub One or Merger Sub Two. Each of Merger Sub One and Merger Sub Two was formed solely for the purposes of engaging in the transactions contemplated by this Agreement and activities incidental thereto and has no liabilities and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

4.2 Authority; Corporate Approvals and Enforceability.

(a) Each of Parent, Merger Sub One and Merger Sub Two has all requisite corporate and other power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject only to the approval of the stockholders of Parent as described below, to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof.

(b) The execution and delivery of this Agreement by Parent, and performance by Parent with its obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly approved by the Parent Board. As of the date of this Agreement, the Parent Board has unanimously determined that this Agreement and the Merger and other transactions contemplated hereby are advisable and in the best interests of the Parent Stockholders and has unanimously resolved to recommend that the Parent Stockholders approve the issuance of shares of Parent Class A Common Stock in the Merger pursuant to the terms of this Agreement (the “Parent Voting Proposal”).

(c) Except for the approval of the Parent Voting Proposal by the affirmative vote of a majority of votes cast with respect to the Parent Stockholder Meeting called to consider the Parent Voting Proposal at a meeting at which quorum is present (the “Requisite Parent Stockholder Approval”) and assuming the accuracy of the representations and warranties set forth in Section 3.22 of this Agreement, no other corporate proceedings on the part of Parent are necessary to approve or adopt this Agreement under applicable Law and to consummate the Merger and other transactions contemplated hereby in accordance with the terms hereof.

(d) This Agreement has been duly and validly executed and delivered by each of Parent, Merger Sub One and Merger Sub Two, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding obligation of each of Parent, Merger Sub One and Merger Sub Two, enforceable against each of Parent, Merger Sub One and Merger Sub Two in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Law affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

4.3 Required Filings and Consents.

(a) The execution and delivery by Parent of this Agreement does not, and the performance by Parent of its covenants and agreements under this Agreement and the consummation by Parent of the transactions contemplated by this Agreement will not, (i) assuming receipt of the Requisite Parent Stockholder Approval, conflict with or violate the Parent Certificate of Incorporation or the Parent Bylaws or any Parent Subsidiary Documents, (ii) assuming receipt of the government approvals contemplated by Section 4.3(b) conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair Parent’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of Parent or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties is bound or affected, or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of Parent or any of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution and delivery by Parent of this Agreement does not, and the performance by Parent of its covenants and agreements under this Agreement and the consummation by Parent of the transactions contemplated by this Agreement (including the Merger) will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the HSR Act, (ii) as may be required under any foreign antitrust or competition Law, (iii) the filing of the Joint Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and as may be required under the Securities Act, (iv) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable United States federal and state securities laws, (v) the filing of the Certificate of Merger or other documents as required by the DGCL and (vi) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4 Capitalization.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Class A Common Stock, 500,000,000 shares of Parent Class B Common Stock, 550,000,000 shares of common stock of Parent, and 25,000,000 shares of Parent Preferred Stock. As of February 2, 2015, (i) 30,959,642 shares of Parent Class A Common Stock were issued and outstanding, (ii) 6,977,834 shares of Parent Class B Common Stock were issued and outstanding, (iii) no shares of common stock of Parent were issued and outstanding, (iv) no shares of Parent Preferred Stock were issued and outstanding, (v) no shares of Parent Class A Common Stock were reserved for future issuance under Parent’s 2004 Stock Plan (the “Parent 2004 Plan”), (vi) no shares of Parent Class B Common Stock were reserved for future issuance under the Parent 2004 Plan, (vii) 6,711,094 shares of Parent Class A Common Stock were reserved for future issuance under Parent’s 2010 Equity Incentive Plan (the “Parent 2010 Plan”), (viii) no shares of Parent Class B Common Stock were reserved for future issuance under the Parent 2010 Plan, (viii) 984,700 shares of Parent Class A Common Stock were available for purchase pursuant to Parent’s 2010 Employee Stock Purchase Plan (the “Parent ESPP”) and (viii) no shares of Parent Class A Common Stock were issued and held in the treasury of Parent.

(b) Section 4.4(b) of the Parent Disclosure Letter sets forth a complete and accurate list of all stock option plans or any other plan or agreement adopted by Parent that provides for the issuance of equity to any Person (the “Parent Stock Plans”). Parent has made available to the Company complete and accurate copies of all Parent Stock Plans and the forms of all award agreements issued under the Parent Stock Plans.

(c) As of February 2, 2015: (i) no shares of Parent Class A Common Stock were subject to issuance pursuant to outstanding options or awards granted pursuant to the Parent 2004 Plan; (ii) 1,314,098 shares of Parent Class B Common Stock were subject to issuance pursuant to outstanding options or awards granted pursuant to the Parent 2004 Plan (iii) 6,024,570 shares of Parent Class A Common Stock were subject to issuance pursuant to outstanding options and awards granted pursuant to the Parent 2010 Plan; and (iv) no shares of Parent Class B Common Stock were subject to issuance pursuant to outstanding options and awards granted pursuant to the Parent 2010 Plan. Except as described in Section 4.4(a) and this Section 4.4(c) and except for issuances permitted pursuant to Section 5.4(b) and Section 5.4(b) of the Parent Disclosure Letter, as of February 2, 2015, (A) no capital stock of Parent or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such capital stock, is issued, reserved for issuance or outstanding and (B) there are no exercisable securities, options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries is bound, obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend or accelerate the vesting of, or enter into, any such option, preemptive right, warrant, call, right, commitment, agreement, arrangement or understanding.

(d) Since February 2, 2015, Parent has not issued any securities (including derivative securities), except for (i) the issuance and sale of shares of Parent Class A Common Stock and Parent Class B Common Stock pursuant to the exercise or settlement of stock options, restricted stock units or other equity compensation awards outstanding prior to the date hereof, (ii) the issuance of shares of Parent Class A Common Stock in consideration of annual bonus payments to Parent’s employees in the ordinary course of business consistent with past practice, (iii) grants of purchase rights under an employee stock purchase or other similar plan, (iv) grants to newly hired employees of stock options to purchase Parent Class A Common Stock granted in the ordinary course of business consistent with past practice, with a per share exercise price that is no less than the then-current market price of a share of Parent Class A Common Stock, (v) grants permitted pursuant to Section 5.4(b) or Section 5.4(b) of the Parent

Disclosure Letter. There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which Parent or any of its Subsidiaries is a party, or by which it or they are bound, obligating Parent or any of its Subsidiaries with respect to any shares of capital stock of Parent or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of Parent), of Parent or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. There are no registration rights or other Contracts to which Parent or any of its Subsidiaries is a party, or by which it or they are bound, obligating Parent or any of its Subsidiaries with respect to any shares of capital stock of Parent or any such Subsidiary.

(e) All outstanding shares of Parent Common Stock are, and all shares of Parent Class A Common Stock to be issued pursuant to the terms of this Agreement will be, upon issuance in accordance with the terms and conditions of this Agreement (including, with respect to any Assumed Option and Assumed Unit, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which such shares are issuable), duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Certificate of Incorporation or the Parent Bylaws or any agreement to which Parent is a party or otherwise bound. All of the outstanding shares of capital stock of each of the Subsidiaries of Parent are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by Parent or a Subsidiary of Parent free and clear of any and all Liens. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any indebtedness for borrowed money.

4.5 Subsidiaries. A complete and accurate list of all of the Subsidiaries of Parent, together with the jurisdiction of incorporation or formation of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock or other equity interests owned by Parent or another Subsidiary or Affiliate of Parent, is set forth in Section 4.5 of the Parent Disclosure Letter. Other than as set forth in Section 4.5 of the Parent Disclosure Letter, Parent does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, or any interest convertible into or exchangeable or exercisable for any equity or voting interest in, any Person, excluding securities in any publicly traded company held for investment by Parent and comprising less than one percent (1%) of the outstanding stock of such company. Each Subsidiary of Parent is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6 SEC Reports. Parent has filed or furnished (as applicable) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished (as applicable) by Parent with the SEC since January 1, 2013 (collectively, the “Parent SEC Reports”). The Parent SEC Reports, including all forms, reports and documents filed or furnished (as applicable) by Parent with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of the Parent SEC Reports filed or furnished (as applicable) after the date hereof, will be, prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act, as the case may be, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any Parent SEC Report has been revised, amended, modified or superseded prior to the date of this Agreement by a later filed Parent SEC Report, did not at the time they were filed or furnished (as applicable) (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed or furnished (as applicable) by Parent with the SEC after the date of this Agreement, will not as of the time they are filed or furnished (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of Parent is required to file or furnished (as applicable) any forms, reports, schedules, statements or other documents with the SEC. Since January 1, 2013, other than arising after the date hereof from or relating to the Merger or any of the other transactions contemplated by this Agreement, neither the Parent nor any Subsidiary of the Parent has received from the SEC or any other Governmental Authority any written comments or questions with respect to any of the SEC Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC that (A) remain unresolved or (B) have been resolved but not publicly disclosed, or any notice from the SEC or other Governmental Authority that such SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Parent’s Knowledge, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Authority of any SEC Reports (including the financial statements included therein). Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in Parent’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Parent and the principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

4.7 Financial Statements and Internal Controls.

(a) Each of the consolidated financial statements (including, in each case, any related notes and schedules), contained in the Parent SEC Reports, including any Parent SEC Reports filed after the date of this Agreement, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.

(b) The chief executive officer and chief financial officer of Parent have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and Parent is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE.

(c) Parent and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls over financial reporting (as such term is defined in Rule 13a-15 under the Exchange Act) which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Parent Board, (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries and (iv) provide reasonable assurance that material information relating to the Parent, including its consolidated Subsidiaries, is made known to the management of the Parent by others within those entities.

(d) To the Knowledge of Parent, neither Parent nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent and its Subsidiaries, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s consolidated financial statements.

(f) Since January 1, 2013, (i) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent and/or its Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2013 (except for any of the foregoing which have no reasonable basis) and (ii) no attorney representing Parent or any of its Subsidiaries has reported evidence of a material violation of securities laws or evidence of breach of fiduciary duty or similar violation relating to periods after January 1, 2011, by Parent or any of its officers, directors, employees or agents to the current Parent Board or any committee thereof or to any current director or executive officer of Parent.

(g) To the Knowledge of Parent, since January 1, 2013, no employee of Parent or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by Parent or any of its Subsidiaries. Since January 1, 2013, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee, contractor, subcontractor or agent of Parent or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(h) Parent is in compliance in all material respects with applicable and effective provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act.

4.8 Undisclosed Liabilities. Except as reflected in the Parent Balance Sheet, neither Parent nor any of its Subsidiaries has any Liabilities, other than (i) Liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice, (ii) Liabilities under this Agreement or expressly permitted to be incurred under this Agreement, and (iii) Liabilities that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.9 Subsequent Changes (a) Since the date of the Parent Balance Sheet through the date hereof, Parent has conducted its business in the ordinary course of business consistent with past practice, (b) since the date of the Parent Balance Sheet date through the date hereof, there has not occurred any Parent Material Adverse Effect and (c) since the date of the Parent Balance Sheet date through the date hereof, there has not occurred any action taken by Parent or event that would have required the consent of the Company pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

4.10 Real Property Neither Parent nor any of its Subsidiaries owns or has ever owned any real property. Parent and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the real properties which it purports to own or lease, including all the real properties reflected in the Parent Balance Sheet. All real properties reflected in the Parent Balance Sheet are held free and clear of all Liens, except for Permitted Liens. All real property leases, subleases, licenses or other occupancy agreements to which Parent or any of its Subsidiaries is a party (collectively, the “Parent Real Property Leases”) are in full force and effect, except where the failure of such Parent Real Property Leases to be in full force and effect would not be reasonably likely to result in a material and negative effect on Parent and its Subsidiaries, taken as a whole. There is no default by Parent or any of its Subsidiaries under any of the Parent Real Property Leases, or, to the Knowledge of Parent, defaults by any other party thereto, except such defaults as have been waived in writing or cured or such defaults that in the aggregate would not be reasonably likely to result in a in a material and negative effect on Parent and its Subsidiaries, taken as a whole.

4.11 Tangible Property. Parent and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected in the Parent Balance Sheet. All tangible properties and assets reflected in the Parent Balance Sheet are held free and clear of all Liens, except for Permitted Liens. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by Parent or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as conducted as of the date hereof, and Parent and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to Parent and its Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens.

4.12 Intellectual Property.

(a) All Patents or other Intellectual Property Rights that are material Registered Intellectual Property owned by or registered in the name of Parent or any of its Subsidiaries are owned or exclusively licensed by Parent or one or more of its Subsidiaries free and clear of any Liens (excluding any non-exclusive licenses entered into in the ordinary course of business). To the Knowledge of Parent, all material Parent Intellectual Property Rights are, and following the transactions contemplated hereby shall be, valid and enforceable and freely exercisable, transferable, licensable and alienable without the consent of, or notice or payment of any kind to any Governmental Authority or third party. Neither Parent nor any of its Subsidiaries knows of any third party who claims to own or exclusively license any Parent Intellectual Property Rights.

(b) To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has, in the conduct of the business of Parent and its Subsidiaries as currently conducted infringed upon, violated or used without authorization or license, any material Intellectual Property Right owned by any third Person. To Parent’s Knowledge, Parent and its Subsidiaries have sufficient rights to all Intellectual Property Rights used in or necessary for the conduct of Parent’s and its Subsidiaries’ respective businesses as currently conducted and contemplated by Parent to be conducted. There is no pending or, to Parent’s Knowledge, threatened suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal, or in any jurisdiction, against Parent or any of its Subsidiaries, alleging that any activity, product or conduct of Parent’s or any of its Subsidiaries’ business infringes or will infringe upon, violate or constitute the unauthorized use of any Intellectual Property Right of any third Person, or challenging the ownership, validity, or enforceability of any Parent Intellectual Property Right. Neither Parent nor any of its Subsidiaries is party to any settlement, covenant not to sue, consent, decree, stipulation, judgment, or order resulting from any suit, action or similar legal proceeding, or any other Contract, that (i) materially restricts Parent’s or any of its Subsidiaries’ rights to use, license or transfer any material Parent Intellectual Property Right, or (ii) compels or requires Parent or any of its Subsidiaries to license or transfer any material Parent Intellectual Property Right, except in the case of this clause (ii) as would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries knows of the infringement, misappropriation or violation of any Parent Intellectual Property Right.

(c) As of the date hereof, there is no pending claim, suit, arbitration or other adversarial proceeding before any court, Governmental Authority or arbitral tribunal brought by Parent or any of its Subsidiaries against any third party with respect to any Parent Intellectual Property Right, which remain unresolved as of the date hereof.

(d) Section 4.12(d) of the Parent Disclosure Letter contains a complete and accurate list of all Contracts currently in effect pursuant to which a third party has licensed to Parent or any of its Subsidiaries: (i) exclusive rights to any Intellectual Property Right, and (ii) non-exclusive rights to any Intellectual Property Right that is material to the business of Parent or any of its Subsidiaries other than Contracts with respect to commercially available Technology (those Contracts listed in (i) or (ii), “Parent In Licenses”).

(e) Section 4.12(e) of the Parent Disclosure Letter contains a complete and accurate list of all Contracts currently in effect pursuant to which Parent or any of its Subsidiaries has granted to a third Person or Affiliate: (i) any exclusive right or license to any Parent Intellectual Property Right, and (ii) any non-exclusive right or license to any material Parent Intellectual Property other than non-exclusive licenses granted in the ordinary course of business (those Contracts listed in (i) or (ii), “Parent Out Licenses,” and together with the Parent In Licenses, the “Parent IP Licenses”).

(f) To the Knowledge of Parent, neither Parent nor any of its Subsidiaries, nor any other party to a Parent IP License, is in material breach of any Parent IP License that is material to the business of Parent and its Subsidiaries, taken as a whole.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries has distributed any software under an Open Source License in a manner that would require any software that is owned by Parent or any Affiliate to (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, (iii) be redistributed, hosted or otherwise made available at no or minimal charge, or (iv) be licensed, sold or otherwise made available on terms that (A) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with the marketing, licensing or distribution of that software or (B) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of that software. Parent and its Subsidiaries are in compliance in all material respects with all Open Source Licenses to which they are subject (other than inadvertent omission of any applicable copyright notice, warranty obligation or attribution requirement).

(h) Section 4.12(h) of the Parent Disclosure Letter contains a complete and correct list of each standards setting organization, university or industry body, consortium, or other multi-party special interest group in which Parent or any of its Subsidiaries is currently participating, or in which Parent or any of its Subsidiaries has participated in the past, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Governmental Authority (each, a “Parent SIG”). Neither Parent nor any of its Subsidiaries has made any submission to, nor is subject to any agreement with, any Parent SIG that would obligate Parent or any of its Subsidiaries to grant exclusive licenses to or otherwise materially impair or materially limit its control of any material Parent Intellectual Property Right.

4.13 Material Contracts

(a) For all purposes of and under this Agreement, a “Parent Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC as determined as of the date of this Agreement, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to Parent and its Subsidiaries;

(ii) any Contract containing any covenant (A) limiting the right of Parent or any of its Subsidiaries to engage in any material line of business or to compete with any Person in any material line of business, or (B) prohibiting Parent or any of its Subsidiaries (or, after the Closing Date, the Company or any of its Subsidiaries) from engaging in business with any Person;

(iii) any Contract (A) relating to the pending or future disposition or acquisition by Parent or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which Parent or any of its Subsidiaries will acquire after the date of this Agreement any material equity ownership interest in any other Person or other business enterprise other than the Parent’s Subsidiaries; and

(iv) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $200,000 other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly-owned Subsidiaries, and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice.

(b) Section 4.13(a) of the Parent Disclosure Letter contains a complete and accurate list of all Parent Material Contracts as of the date hereof, to or by which Parent or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 4.13(a) that describes such Parent Material Contract. Parent has made available to the Company complete copies (and any amendments to)_each Contract set forth on the Parent Disclosure Letter.

(c) Each Parent Material Contract, Significant Parent Customer Contract and Significant Parent Supplier Contract is valid and binding on Parent (and/or each such Subsidiary of Parent party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the date hereof, and neither Parent nor any of its Subsidiaries party thereto, nor, to the Knowledge of Parent, any other party thereto, is in material breach of, or default under, any such Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Parent or any of its Subsidiaries, or, to the Knowledge of Parent, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.14 Tax Matters.

(a) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all respects, except for such failures to prepare and timely file or failures to be true, correct and complete as would not reasonably be expected to be, individually or in the aggregate, a material to Parent and its Subsidiaries, taken as a whole.

(b) Parent and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters for which adequate reserves have been established on the face of the Parent Balance Sheet, and withheld (and timely paid over any withheld amounts to the appropriate Governmental Authority) all Taxes required to be withheld, except for such failures to pay, establish adequate reserves or withhold as would not reasonably be expected to have individually or in the aggregate, a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries had any Liabilities for unpaid Taxes as of the Parent Balance Sheet Date that had not been accrued or reserved on the face of the Parent Balance Sheet, and neither Parent nor any of its Subsidiaries has incurred any material Liability for Taxes since the Parent Balance Sheet Date other than in the ordinary course of business consistent with past practice, except to the extent such Liabilities would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) The U.S. consolidated federal income Tax Returns of Parent have been examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before December 31, 2009. Since January 1, 2008, (i) no claim has ever been made in writing, or to the Knowledge of Parent, any other notice, by any Governmental Authority that Parent or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns, and (ii) neither Parent nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any material Tax.

(e) Parent is not, and has not been at any time since January 1, 2010, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(f) There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(g) None of Parent or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(h) Parent and its Subsidiaries are in compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or order with respect to Parent and each of its Subsidiaries, except where failure to be in compliance has not had and would not reasonably be expected to be, individually or in the aggregate, a material to Parent and its Subsidiaries, taken as a whole.

(i) None of Parent or any of its Subsidiaries has engaged in a “listed transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b)(2).

(j) Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Employee Plan which is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in operational and documentary compliance with the requirements of Section 409A of the Code. Except as would not reasonably be expected to have a Parent Material Adverse Effect, no stock option or other right to acquire Parent Common Stock or other equity of Parent (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the Parent Board in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock of Parent that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A). Neither Parent, nor any Subsidiary or ERISA Affiliate is a party to any Contract which would require the payment to any current or former employee, consultant or director of an amount necessary to “gross-up” such individual for any penalty tax under Section 409A of the Code.

(m) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries (i) has incurred, or has any potential to incur, any liability pursuant to any Tax sharing, Tax allocation or Tax indemnification Contract, other than any such Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any liability for the Taxes of any Person other than Parent and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of Law.

(n) None of Parent or any of its Subsidiaries has taken any action or has Knowledge of any facts or circumstances that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Employee Benefit Matters.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any ERISA Affiliate of Parent has any plan or commitment to establish any new material Parent Employee Plan, to materially modify any Parent Employee Plan (except to the extent required by law or to conform any such Parent Employee Plan to the requirements of any applicable law, in each case as previously disclosed to the Company in writing, or as required by this Agreement), or to adopt or enter into any Parent Employee Plan.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Employee Plan has been established, maintained and administered in accordance with all applicable Law, including if applicable, ERISA and the Code, and in accordance with its terms, and each of Parent, Parent’s Subsidiaries and their respective ERISA Affiliates have met their obligations with respect to each Parent Employee Plan and have timely made (or timely will make) all required contributions thereto.

(c) Except as would not reasonably be expected to have a Parent Material Adverse Effect, each of Parent, Parent’s Subsidiaries and their respective ERISA Affiliates have complied in all respects with the Sarbanes-Oxley Act in respect of each such Parent Employee Plan, and has timely filed any and all filings required under applicable Law in respect of each such Parent Employee Plan.

(d) Except as would not reasonably be expected to result in any material Liability to Parent and its Subsidiaries, taken as a whole, all Parent Employee Plans that are intended to be qualified under Section 401(a) of the Code, and all trusts that are intended to be qualified under Section 501(a) of the Code (each, a “Parent Qualified Plan”), have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Parent Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or Parent has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Parent Qualified Plan and to the Knowledge of Parent, no fact, circumstance or event has occurred or exists since the date of such letter that would reasonably be expected to materially and adversely affect the qualified status of any such Parent Qualified Plan. Except as would not reasonably be expected to result in any material Liability to Parent and its Subsidiaries, taken as a whole, there has been no termination, partial termination or discontinuation of contributions to any Parent Qualified Plan that resulted or may reasonably be expected to result in material liability to Parent. Except as would not reasonably be expected to result in any material Liability to Parent and its Subsidiaries, taken as a whole, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Parent Employee Plan.

(e) Neither Parent, any of Parent’s Subsidiaries nor any of their respective ERISA Affiliates has in the preceding six (6) years maintained, participated in or contributed to (or been obligated to contribute to), or can reasonably expect to have future liability with respect to (i) any employee benefit plan which was ever subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Parent Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Parent Employee Plan provides health benefits that are not fully insured through an insurance contract.

(f) No Parent Employee Plan provides post-termination benefits to former employees of Parent or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law. Neither Parent nor any of its ERISA Affiliates has ever represented, promised or contracted (whether in oral or written form) to any employee of Parent or its ERISA Affiliates (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with post-termination benefits, except to the extent required by applicable Law.

(g) Except as would not reasonably be expected to have a Parent Material Adverse Effect, there is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the Knowledge of Parent, threatened or reasonably anticipated, with respect to any Parent Employee Plan or the assets of any Parent Employee Benefit Plan, other than claims for benefits in the ordinary course.

(h) Each Parent Employee Plan maintained or covering employees outside the United States (the “Parent Non-U.S. Employee Plans”), and the books and records thereof, is in material compliance with all applicable Law of each applicable jurisdiction. No such Parent Non-U.S. Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued and, except as required by a Law, no condition exists that would prevent Parent or the Company from terminating or amending any such Parent Employee Plan at any time for any reason without liability to Parent or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

(i) Except as would not reasonably be expected to have a Parent Material Adverse Effect, all contributions required to be made with respect to any Parent Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the Parent Balance Sheet.

(j) Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (including the Merger) will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Parent or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.

4.16 Labor Matters

(a) Parent and each of its Subsidiaries are in compliance with all applicable Law respecting employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except in each case, where the failure to be in compliance has not had and would not reasonably be expected to be, individually or in the aggregate, a material to Parent and its Subsidiaries, taken as a whole. Parent and each of its Subsidiaries (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (ii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and

(iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), except in each case, for any failure to withhold, report or pay which would have or would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(b) To the Knowledge of Parent: (i) there are no current labor union organizing activities with respect to any employees of Parent and/or any of its Subsidiaries, (ii) no labor union, labor organization, trade union, works council, or group of employees of Parent and/or any of its Subsidiaries has made a pending demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iv) there are no labor strikes or lockouts, or threats thereof, against or affecting Parent or any of its Subsidiaries.

(c) Parent and each of its Subsidiaries are and have been in material compliance with all notice and other requirements under the WARN Act, and any similar foreign, state or local Law relating to plant closings and layoffs. Neither Parent nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign Law.

(d) No employee of Parent or any of its Subsidiaries (i) to the Knowledge of Parent is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Parent or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Parent or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (ii) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to Parent or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with Parent or any of its Subsidiaries.

4.17 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Hazardous Materials are present on any real property that is currently owned, operated, occupied, controlled or leased by Parent or any of its Subsidiaries or were present on any real property at the time it ceased to be owned, operated, occupied, controlled or leased by Parent or its Subsidiaries, including the land, the improvements thereon, the groundwater thereunder and the surface water thereon. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by Parent or any of its Subsidiaries or as a consequence of the acts of Parent, its Subsidiaries or their agents.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Hazardous Materials Activities of Parent and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities. No circumstances exist which could reasonably be expected to cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the Knowledge of Parent, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Neither Parent nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability under an Environmental Law which would reasonably be expected to have a Parent Material Adverse Effect. Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Law or the Hazardous Materials Activities of Parent or any of its Subsidiaries.

(f) Parent and the Subsidiaries have delivered to the Company or made available for inspection by the Company and its agents, representatives and employees all material environmental site assessments and environmental audits in Parent’s possession or control. Parent and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction.

4.18 Compliance with Law .

(a) Generally. Since January 1, 2013, Parent and its Subsidiaries have been and are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Law applicable to Parent or any of its Subsidiaries or by which any of their respective properties is bound, except for such non-compliance, defaults, and violations that would not reasonably be expected to have individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole.

(b) Anti-Corruption and Anti-Bribery Laws. Neither Parent nor any of its Subsidiaries (including, to Parent’s Knowledge, any of their respective officers, directors, agents, employees or other Person associated with and while acting on their behalf) have, (i) directly or indirectly, taken any action which would cause it to be in violation of any Anti-Corruption Law, (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (iii) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees (including employees or officials of government-owned or controlled entities and public international organizations), whether directly or indirectly, or made, offered or authorized any bribe, improper rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole. None of Parent, any of its Subsidiaries or any other entity under their control have conducted an internal investigation, or been formally investigated, charged, or prosecuted, for conduct related to violations of applicable Anti-Corruption Law. Parent has established reasonable internal controls and procedures to ensure compliance with applicable Anti-Corruption Law.

(c) Export Control Law.

(i) Parent and each of its Subsidiaries have complied in all material respects with all applicable Export Controls, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations except for any non-compliance, defaults and violations that would not reasonably be expected have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole. Parent and its Subsidiaries are in compliance with all Import Restrictions, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole.

(ii) Neither Parent nor any of its Subsidiaries has Knowledge of any fact or circumstance that would result in any Liability for any violation of Export Controls and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole.

(iii) Parent and its Subsidiaries, including, to the Knowledge of the Parent, all of their customs brokers and freight forwarders, have maintained all records required to be maintained regarding Parent and its Subsidiaries as required under the Export Control and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole.

(iv) As of the date of this Agreement, no Action, claim, request for information, or subpoena is pending, or to the Knowledge of Parent, threatened, concerning or relating to any export or import activity of Parent or any of its Subsidiaries. No voluntary self-disclosures have been filed by or for Parent or any of its Subsidiaries with respect to possible violations of Export Controls and Import Restrictions

4.19 Permits. Parent and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Authorities that are material to the operation of Parent and its Subsidiaries taken as a whole as currently conducted (collectively, the “Parent Permits”). The Parent Permits are in full force and effect, have not been violated in any material respect and, to the Knowledge of Parent, no suspension, revocation or cancellation thereof has been threatened, and there is no Action pending or, to the Knowledge of Parent, threatened, seeking the suspension, revocation or cancellation of any Parent Permits. No Parent Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.

4.20 Actions and Orders

(a) Actions. There are no material Actions (other than arising after the date hereof from or relating to the Merger or any of the other transactions contemplated by this Agreement), (i) pending against Parent or any of its Subsidiaries or any of their respective properties or assets, or (ii) to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any of their respective properties or assets. There are no material investigations, (a) pending against Parent or any of its Subsidiaries or any of their respective properties or assets, or (b) to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any of their respective properties or assets.

(b) Orders. Neither Parent nor any Subsidiary of Parent is subject to any outstanding Order that is material to the business of Parent and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by Parent, the Parent Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

4.21 Insurance All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by Parent or any of its Subsidiaries are in full force and effect, all premiums due thereon have been paid in full and Parent has made a complete list of all insurance such policies available to the Company prior to the date of this Agreement.

4.22 No Ownership of the Company Capital Stock Neither Parent nor any of its controlled Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) is or has been during the past three (3) years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any of its controlled Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) beneficially owns, directly or indirectly, or is the record holder of, and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Company Common Stock or any option, warrant or other right to acquire any shares of Company Common Stock.

4.23 Related Party Transactions. Except as set forth in any employment or other compensatory arrangement of Parent or any its Subsidiaries in the ordinary course of its business, there are no Contracts between Parent or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly-owned Subsidiary of Parent, on the other hand.

4.24 Customers and Suppliers.

(a) Neither Parent nor any of its Subsidiaries is party to any pending Action concerning any Parent Products with any customer who, in either (i) the fiscal year ended December 31, 2014 was and/or (ii) the fiscal year ending December 31, 2015 is projected to be, one of the twenty (20) largest customers of Parent Products based on amounts paid or payable, as applicable, to Parent or its Subsidiaries by such customers during such period (each, a “Significant Parent Customer”). As of the date of this Agreement, neither Parent nor any of its Subsidiaries is party to any pending Action concerning any Company Products with any Significant Parent Customer. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice, or to the Knowledge of Parent, any other notice, from any Significant Parent Customer that such Significant Parent Customer intends to terminate or materially modify, in either case, whether prior to or following the Closing, any existing Contract with Parent or any of its Subsidiaries. Parent has made available to the Company, copies of each customer Contract between Parent or any of its Subsidiaries, on the one hand, and each Significant Parent Customer, on the other hand (each, a “Significant Parent Customer Contract”).

(b) Neither Parent nor any of its Subsidiaries is party to any pending Action concerning products and/or services provided by any supplier who in the fiscal year ended December 31, 2014 was one of the ten (10) largest suppliers of products and/or services to Parent and its Subsidiaries based on amounts paid by Parent and its Subsidiaries to such supplier during such period (each, a “Significant Parent Supplier”). As of the date of this Agreement, neither Parent nor any of its Subsidiaries is party to any pending Action concerning products and/or services provided by any Significant Parent Supplier. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice, or to the Knowledge of Parent, any other notice, from any Significant Parent Supplier that such Significant Parent Supplier intends to terminate or materially modify, in either case, whether prior to or following the Closing, any existing Contract with Parent or any of its Subsidiaries. Parent has made available to the Company, copies of each supply Contract between Parent or any of its Subsidiaries, on the one hand, and each Significant Parent Supplier, on the other hand (each, a “Significant Parent Supplier Contract”).

4.25 Financial Capability; Parent Class A Common Stock. Parent will have at the Effective Time (assuming the Company complies with its obligation to deposit cash with the Exchange Agent as set forth in the last sentence in Section 2.8(a)(ii) and Parent has access to such funds to pay the Cash Consideration), sufficient funds available to pay the aggregate Cash Consideration and all amounts payable in lieu of fractional shares pursuant to Section 2.7(b)(iii). Parent will have at the Effective Time sufficient authorized but unissued shares of Parent Class A Common Stock to issue the aggregate Stock Consideration pursuant to Section 2.7(b)(i).

4.26 Takeover; Rights Plan. Neither Parent nor any of its Subsidiaries is a party to, or is otherwise bound under, any rights agreement, stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent or any of its Subsidiaries is or may become obligated to sell or otherwise issue, register, redeem, repurchase, vote, transfer or dispose of any shares of its capital stock or any other securities.

4.27 Fairness Opinion. The Parent Board received an opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date of this Agreement and based upon and subject to the qualifications set forth therein, the Merger Consideration to be paid by Parent to the Company Stockholders in the Merger (other than with respect to shares owned by Parent or any of its Subsidiaries, shares held in treasury of the Company or Company Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to the Parent, and the foregoing opinion has not been withdrawn, revoked or modified in any respect.

4.28 Brokers, Finders and Financial Advisors. No broker, finder or investment banker (other than Stifel, Nicolaus & Company, Incorporated) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

ARTICLE V

CONDUCT OF BUSINESS

5.1 Affirmative Obligations of the Company. Except (a) as expressly contemplated or permitted by this Agreement, (b) as required by Law, or (c) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, the Company shall, and shall cause its Subsidiaries, to (i) to carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Law and (ii) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business, (B) keep available the services of its present officers and employees (provided, for the avoidance of doubt, that nothing under this Section 5.1 shall require the Company or any of its Subsidiaries to adopt or implement any new Company Employee Plans) and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.2 Negative Obligations of the Company. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by Law, (iii) as set forth in Section 5.2 of the Company Disclosure Letter, or (iv) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, the Company shall not, and shall cause its Subsidiaries to not, do any of the following:

(a) propose to adopt any amendments to or amend its certificates of incorporation or bylaws or comparable organizational documents;

(b) authorize for issuance, issue, promise to issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, other equity-based commitments, subscriptions, rights to purchase or otherwise) any of its securities or any securities of any of its Subsidiaries, except for the issuance and sale of shares of Company Common Stock pursuant to the Company ESPP (in accordance with Section 2.7(d)(iii)) or the exercise or settlement of stock options, restricted stock units or other equity compensation awards outstanding prior to the date hereof, in each case, in accordance with terms as of the date hereof;

(c) acquire, repurchase or redeem, directly or indirectly, or amend, any of its securities or any securities of any of its Subsidiaries;

(d) other than cash dividends made by any of its direct or indirect wholly-owned Subsidiaries to themselves or one of its Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of themselves or any of its Subsidiaries (other than the transactions contemplated hereby);

(f) (i) incur or assume any debt or issue any debt securities, except for loans or advances to direct or indirect wholly-owned Subsidiaries in the ordinary course of business consistent with past practices or advances to employees and consultants for travel and other business related expenses in the ordinary course of business, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other Person except obligations of any of its direct or indirect wholly-owned Subsidiaries, (iii) make any loans or capital contributions to or investments in any other Person (other than a wholly-owned Subsidiary) or (iv) mortgage or pledge any of their or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon, except for Permitted Liens;

(g) except as may be required to satisfy contractual obligations existing on the date hereof under any Company Employee Plan set forth on Section 3.15(a) of the Company Disclosure Letter or any Company Material Contract set forth on Section 3.13(a)(ii) of the Company Disclosure Letter; (i) enter into, adopt, amend (including to provide for the acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance, change of control, or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any consultant, director, officer or employee in any manner or increase in any material manner the compensation or fringe benefits of any consultant, director, officer or employee of the Company or any Subsidiary of the Company, or (ii) pay any special bonus, remuneration, benefit or other payment to any director, officer or employee of the Company or any Subsidiary of the Company not required by any plan or arrangement as in effect as of the date hereof that are set forth on Section 3.15 of the Company Disclosure Letter; provided, however, that this paragraph (g) shall not prevent the Company or any of its Subsidiaries from entering into employment agreements, offer letters or retention agreements with non-officer employees in the ordinary course of business consistent with past practices and which are terminable at-will and without any severance, change of control or similar obligations of the Company, its Subsidiaries (or, after the Closing, Parent or its Subsidiaries, in their capacity, after giving effect to the Merger, as Affiliates of the Company);

(h) promote any officer or employee of the Company or any Subsidiary of the Company, other than in the ordinary course of business consistent with past practice or hire any employee with a title of vice president or above or terminate the employment of any employee other than for cause;

(i) forgive any loans to any of its employees, officers or directors or any employees, officers or directors of any of its Subsidiaries or Affiliates;

(j) make any deposits or contributions of cash or other property or take any other action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plans or any agreements subject to the Company Employee Plans or any other Contract of the Company, other than deposits and contributions that are required pursuant to the terms of any such Company Employee Plans in effect as of the date hereof or as required by applicable Law, and other than discretionary matching contributions made pursuant to the Company 401(k) Plan as in effect on September 30, 2014 in the ordinary course of business consistent with, and at levels that do not exceed, past practice;

(k) enter into, amend, or extend any collective bargaining agreement;

(l) acquire, sell, lease, transfer, or dispose of any material property or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions (by merger, consolidation, restructuring, recapitalization, reorganization, share purchase, asset purchase or similar transaction), except for (i) transactions pursuant to existing Contracts set forth on Section 3.13(a) of the Company Disclosure Letter, (ii) acquisitions of operating assets in the ordinary course of business consistent with past practice, (iii) sales of inventory or products in the ordinary course of business, (iv) acquisitions not involving the acquisition of a business or Person that are not in excess of $150,000, individually, or $350,000, in the aggregate or (iv) dispositions of obsolete, surplus or worn out assets that are no longer used or useful in the conduct of the business of the Company or its Subsidiaries;

(m) except as may be required by changes in GAAP after the date hereof, make any change in any of the accounting principles or practices used by either of them;

(n) make or change any material Tax election, adopt or change any Tax accounting method in respect of a material Tax, settle or compromise any material Tax liability or assessment by any Governmental Authority, change any material Tax accounting method or surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitations period applicable to a material Tax claim or assessment;

(o) (i) acquire or license any material Intellectual Property Right from any third party (except for commercially available Intellectual Property Rights licensed from third parties on a non-exclusive basis for use in connection with the Company’s research, development and product commercialization activities in the ordinary course of business and consistent with past practices), (ii) grant any license or other right or forbearance (including any right or covenant of non-assertion) with respect to any material Company Intellectual Property other than non-exclusive licenses granted in the ordinary course of business consistent with past practice that do not materially impair, restrict, limit, or otherwise adversely affect the Company or any of its Subsidiaries, (iii) grant any license or other right or forbearance (including any right or covenant of non-assertion) with respect to any Intellectual Property Right owned by or licensed to Parent or any of its Subsidiaries, (iv) divest any material Company Intellectual Property, or (v) except in the ordinary course of business consistent with past practice, modify any standard warranty term for any Company Product in any material respect, or materially amend or modify any product or service warranty;

(p) enter into, amend in any material respect, or terminate any Contract that would be a Company Material Contract or amend in any material respect any Company Material Contract or waive or grant any release or relinquishment of any material rights under any Company Material Contract;

(q) (i) enter into any lease or sublease of real property, (ii) materially modify, amend or exercise any right to renew any lease or sublease of real property, or waive any term or condition thereof or grant any consents thereunder; (iii) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any leased real property or other real property, or any interest therein or part thereof; or (iv) make any material changes in the construction of any such property, in each case other than in the ordinary course of business consistent with past practice;

(r) [Intentionally Omitted];

(s) acquire (by merger, consolidation or acquisition of equity or assets or otherwise) any other Person, including any securities of such Person or all or substantially all of such Person’s assets;

(t) authorize, incur or commit to incur any new capital expenditure(s) that, in the aggregate, exceed $2,000,000;

(u) commence any Action (except in connection with a breach of this Agreement or any other agreements contemplated hereby or demand notices that do not threaten litigation to enforce any rights under a Company Material Contract or material purchase orders) or settle or compromise any pending or threatened Action, other than the settlement, compromise, payment, discharge or satisfaction of Actions (i) reflected or reserved against in full on the Company Balance Sheet and involving only the payment of money up to the amount reflected or reserved against on the Company Balance Sheet and without any admission of wrongdoing or culpability by the Company or any Subsidiary of the Company and without any other obligations of the Company or any of its Subsidiaries, (ii) fully paid for by the insurance providers under the Company’s existing insurance policies without any admission of wrongdoing or culpability by the Company or any Subsidiary of the Company and without any other obligations of the Company or any of its Subsidiaries, or (ii) relating to a breach of this Agreement or any other agreements contemplated hereby;

(v) except as required by GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(w) except as required by applicable Law, convene any regular or special meeting of its stockholders (or any postponement or adjournment thereof) or propose any matters for consideration and vote of its stockholders at the Company Stockholder Meeting other than this Agreement and the Merger (including the Requisite Parachute Vote);

(x) except as required by applicable Law, terminate or modify or waive in any material respect any right under (i) any material Company Permit or (ii) any non-material Company Permit (other than in the ordinary course of business consistent with past practice);

(y) waive any of its rights under any material confidentiality, non-disclosure, employee non-solicitation and other similar agreements to which it is a party;

(z) adopt or otherwise implement any stockholder rights plan, “poison pill” or other comparable agreement or plan designed to have the effect of delaying, deferring or discouraging Parent, Merger Sub One or Merger Sub Two from consummating the transactions contemplated by this Agreement;

(aa) authorize any of, or agree or commit to take, any of foregoing actions.

5.3 Affirmative Obligations of Parent. Except (a) as expressly contemplated or permitted by this Agreement, (b) as required by Law, or (c) as approved in advance by the Company in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, Parent shall, and shall cause its Subsidiaries to, (i) carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and (ii) shall use its commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business, (B) keep available the services of its present officers and employees (provided, for the avoidance of doubt, that nothing under this Section 5.3 shall require Parent or any of its Subsidiaries to adopt or implement any new Parent Employee Plans) and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.4 Negative Obligations of Parent. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by Law, or (iii) as approved in advance by the Company in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, Parent shall not, and shall not cause its Subsidiaries to not, do any of the following:

(a) propose to adopt any amendments to or amend its certificates of incorporation or bylaws or comparable organizational documents, except for any such amendments in connection with forum selection;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, other equity-based commitments, subscriptions, rights to purchase or otherwise) any of its securities or any securities of any of its Subsidiaries, except for (i) the issuance and sale of shares of Parent Class A Common Stock pursuant to the exercise or settlement of stock options, restricted stock units or other equity compensation awards outstanding prior to the date hereof, (ii) the issuance of shares of Parent Class A Common Stock in consideration of annual bonus payments to Parent’s and its Subsidiaries employees in the ordinary course of business consistent with past practice, (iii) grants of purchase rights under an employee stock purchase or other similar plan, (iv) grants to newly hired employees of stock options to purchase Parent Class A Common Stock granted in the ordinary course of business consistent with past practice, with a per share exercise price that is no less than the then-current market price of a share of Parent Class A Common Stock or (v) the grant of restricted stock units and stock option awards in the ordinary course of business consistent with past practice to employees, individual contractors and university professors providing services to Parent or its Subsidiaries;

(c) acquire, repurchase or redeem, directly or indirectly, or amend any of its securities or any securities of any of its Subsidiaries (other than any repurchases or redemptions required under terms of any Parent Employee Plans outstanding prior to the date hereto);

(d) other than cash dividends made by any of its direct or indirect wholly-owned Subsidiaries to themselves or one of its Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) propose or adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent, Merger Sub One or Merger Sub Two (other than the transactions contemplated hereby and other then the transactions covered by Section 5.9(f) below);

(f) acquire any third party(ies) or business(es) (other than the Company) in any transaction or series of related transactions (whether by way of merger, consolidation, restructuring, recapitalization, reorganization, share purchase, asset purchase or similar transaction) (i) if such transaction(s) (A) would require the financial statements of such acquired Person or business to be incorporated within the Registration Statement under Regulation S-X of the Securities Act, (B) would reasonably be expected to result in a delay in the filing with the SEC, or declaration of the effectiveness by the SEC of, the Registration Statement, or (C) would otherwise reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or (ii) for an aggregate purchase price in excess of $100,000,000;

(g) sell, lease, transfer, or dispose of any material property or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions, except for (i) transactions pursuant to existing Contracts, (ii) transactions in the ordinary course of business consistent with past practice, (iii) transactions not in excess of $3,000,000, in the aggregate or (iv) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of Parent or its Subsidiaries;

(h) except as may be required by changes in GAAP after the date hereof, make any change in any of the accounting principles or practices used by either of them if such change (i) would reasonably be expected to result in a delay in the filing of the Registration Statement with the SEC, or (ii) would otherwise reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(i) commence any Action (except with respect to routine matters in the ordinary course of business or in connection with a breach of this Agreement or any other agreements contemplated hereby or demand notices that do not threaten litigation to enforce any rights under a Parent Material Contract or material purchase orders) or settle or compromise any pending or threatened Action, in each case, that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; or

(j) authorize any of, or agree or commit to take, any of foregoing actions.

ARTICLE VI

NON-SOLICITATION OF ACQUISITION TRANSACTIONS

6.1 Termination of Existing Discussions. Immediately following the execution and delivery of this Agreement, each of the Company and Parent shall immediately cease and cause to be terminated, and shall cause their respective directors, officers, employees, Subsidiaries, controlled Affiliates, investment bankers, attorneys and other advisors and representatives (collectively, “Representatives”) to immediately cease and cause to be terminated, any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively. Each of the Company and Parent shall (a) promptly request that all confidential information that has been delivered, provided or furnished to a third party by or on behalf of the Company or Parent, respectively, within the one-year period prior to the date hereof (whether or not pursuant to a binding confidentiality, non-disclosure or other similar agreement) in connection with any consideration, discussions or negotiations regarding a potential Acquisition Proposal or Acquisition Transaction with respect to such party be promptly returned or destroyed by such third party and its Representatives (to the extent that the confidentiality agreement, non-disclosure or similar agreement between the third party and the Company or Parent, as the case may be, provided for such Representatives to comply with the foregoing) and (b) immediately terminate all physical and electronic data room access previously granted to any such third party or its Representatives.

6.2 No Solicitation or Facilitation of Acquisition Proposals.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, neither the Company, on the one hand, nor Parent, on the other hand, shall (nor shall either of them authorize or permit any of their respective Representatives to), directly or indirectly:

(i) solicit, initiate, induce, knowingly encourage or knowingly facilitate the making, submission or announcement of, any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively;

(ii) furnish to any Person (other than the other party hereto or, in connection herewith, any designees of such other party) any non-public information relating to the Company or Parent, respectively, or any of their respective Subsidiaries, or afford access to their respective business, properties, assets, books or records, or the business, properties, assets, books or records of any of their respective Subsidiaries, to any Person (other than to the other party hereto or, in connection herewith, any designees of such other party), in either case in a manner intended to assist or facilitate any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively, or take any other action intended to assist or facilitate any inquiries or the making of any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively;

(iii) participate or engage in discussions or negotiations with any Person (other than the other party hereto and, in connection therewith, its designees) with respect to any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively, other than to contact such Person to request that such Person clarify the terms and conditions of any Acquisition Proposal (solely to the extent that such an Acquisition Proposal would reasonably require such clarification with respect to one or more ambiguous terms contained therein);

(iv) approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively;

(v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively (other than any confidentiality agreement entered into in accordance with Section 6.3);

(vi) except where failure to do so would be inconsistent with the fiduciary duties of the board of directors of the Company or Parent, as applicable, under Delaware Law, terminate, amend or waive, or fail to enforce, any rights under any “standstill” or other similar Contract between it or any of its Subsidiaries and any Person (other than the other party hereto);

(vii) waive the applicability of Section 203 of the DGCL, or any portion thereof, to any Person (other than the other party hereto); or

(viii) propose publicly or agree to any of the foregoing with respect to an Acquisition Proposal relating to the Company or Parent, respectively.

(b) In addition to the obligations set forth in Section 6.2(a), each of the Company and Parent shall promptly, and in all cases within twenty four (24) hours of receipt by it or any of its Representatives, as the case may be, advise the other party hereto orally and in writing of (i) any Acquisition Proposal it receives (either directly or through any of its Representatives), (ii) any request for information it receives (either directly or through any of its Representatives) that could reasonably be expected to lead to an Acquisition Proposal or an Acquisition Transaction with respect to such Party, or (iii) any inquiry it receives with respect to, or which could reasonably be expected to lead to, any Acquisition Proposal or Acquisition Transaction, a summary of the material terms and conditions of such Acquisition Proposal, Acquisition Transaction, request or inquiry (including copies of all written materials comprising or relating thereto), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

(c) Without limiting the generality of the foregoing, each of the Company and Parent acknowledge and hereby agree that any action taken by a Representative of such party that would have constituted a breach or violation of the restrictions set forth in Section 6.1, or Section 6.2 if it had been taken by such party shall be deemed to be a breach of Section 6.1 or Section 6.2, by such party.

6.3 Permitted Discussions and Information Sharing. Notwithstanding the terms of Section 6.2 or anything else to the contrary set forth in this Agreement, at any time prior to the receipt of the Requisite Company Stockholder Approval, the Company may, and at any time prior to the receipt of the Requisite Parent Stockholder Approval, Parent may, directly or indirectly through their respective Representatives:

(a) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in respect of such party in writing that such party’s board of directors determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal in respect of such party; and/or

(b) furnish any non-public information relating to such party or any of its Subsidiaries to any Person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal for such party in writing that such party’s board of directors determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal in respect of such party;

provided that, in the case of any action proposed to be taken pursuant to the foregoing clauses (a) or (b), all of the following conditions are satisfied (and continue to be satisfied at all times during the period in which any such actions are proposed to be ongoing and continuing):

(i) such Acquisition Proposal did not result from or arise out of a material breach or violation of any provisions of Section 6.1, Section 6.2, Section 6.3, or Section 6.4 by the party receiving the Acquisition Proposal or its Representatives and the Person from whom such party received such Acquisition Proposal has not made any other Acquisition Proposals (either alone or together with one or more other Persons) to such party that resulted from or arose out of a material breach or violation of any provisions of Section 6.1, Section 6.2, Section 6.3, or Section 6.4 by such party or by its Representatives;

(ii) the party proposing to take such action has not materially breached or violated any of the provisions of Section 6.1, Section 6.2, Section 6.3, or Section 6.4 in respect of such Acquisition Proposal (and any other Acquisition Proposals made by the same Person, whether alone or together with one or more other Persons);

(iii) the board of directors of the party proposing to take such action determines in good faith (after consultation with outside legal counsel) that the failure to take such action would constitute a breach of its fiduciary duties under Delaware Law;

(iv) prior to initially engaging or participating in any such discussions or negotiations with, or initially furnishing any non-public information to, such Person in connection with an Acquisition Proposal, the party proposing to take such action gives the other party hereto written notice of the identity of such Person and the material terms and conditions of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case the party proposing to take such action shall also give the other party hereto a copy of such Acquisition Proposal and all written materials received from the Person making such Acquisition Proposal relating thereto (including commitment letters and other financing related document supporting such proposal but excluding any incidental communications that are not material to such Acquisition Proposal) comprising or related thereto) and of such party’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person pursuant to this Section 6.3;

(v) prior to initially engaging or participating in any such discussions or negotiations with, or initially furnishing any non-public information to, such Person, the party proposing to take such action enters into a written confidentiality agreement with such Person, the terms of which are no less favorable to such party than those contained in the Confidentiality Agreement (which confidentiality agreement shall not include any provisions that would prevent or restrict the party entering into such agreement from providing any information to the other party hereto to which such other party would be entitled under any provision of this Agreement and shall not be required to include a standstill); and

(vi) contemporaneously with furnishing any non-public information to such Person, the party hereto proposing to take such action furnishes such non-public information to the other party hereto (to the extent such information has not been previously furnished to such other party).

(c) Each of the Company and Parent shall keep the other party hereto reasonably informed on a prompt basis of the status of any discussions and negotiations with respect to any Acquisition Proposal or Acquisition Transaction with respect to such party and the material terms and conditions thereof (including all amendments or proposed amendments), or any request or inquiry either of them receives with respect to such party (either directly or through any of its Representatives). In addition to the foregoing, each of the Company and Parent shall provide the other party hereto with prompt (and in any event at least twenty-four (24) hours (or such lesser notice provided to the board of directors generally)) notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider providing the other party a Pre-Recommendation Change Notice with respect to an Acquisition Proposal or Acquisition Transaction with respect to such party that it has received (either directly or through any of its Representatives).

6.4 Board Recommendation.

(a) Subject to the terms of Section 6.4(b), (i) the Company Board shall recommend that the Company Stockholders adopt this Agreement at the Company Stockholder Meeting in accordance with the applicable provisions of the DGCL (the “Company Board Recommendation”), and (ii) the Parent Board shall recommend that the Parent Stockholders approve the issuance of shares of Parent Class A Common Stock in the Merger at the Parent Stockholder Meeting in accordance with the applicable rules of the NYSE (the “Parent Board Recommendation”).

(b) Subject to the terms of this Section 6.4(b), (x) neither the Company Board (nor any committee thereof) shall withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition the Company Board Recommendation or approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction with respect to the Company (a “Company Board Recommendation Change”), and (y) neither the Parent Board nor any committee thereof shall withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition, the Parent Board Recommendation or approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction with respect to Parent (a “Parent Board Recommendation Change”);

provided, however, that notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Stockholder Approval in the case of the Company, or receipt of the Requisite Parent Stockholder Approval in the case of Parent, (x) the Company Board may effect a Company Board Recommendation Change with respect to a Superior Proposal or Intervening Event with respect to the Company (and solely with respect to a Superior Proposal, the Company may terminate this Agreement pursuant to Section 9.1(h)) and (y) the Parent Board may effect a Parent Board Recommendation Change with respect to a Superior Proposal or Intervening Event with respect to Parent (and solely with respect to a Superior Proposal, Parent may terminate this Agreement pursuant to Section 9.1(i)), in either case if and only if either:

(i) (A) the party proposing to take such action has received an unsolicited, bona fide Acquisition Proposal relating to such party that the board of directors of such party has determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside counsel) constitutes a Superior Proposal with respect to such party, (B) such Acquisition Proposal did not result from or arise out of a material breach or violation of any provisions of Section 6.1, Section 6.2, Section 6.3 or Section 6.4 by the party proposing to take such action, and the Person from whom such party received such Acquisition Proposal has not made any other Acquisition Proposals (either alone or together with one or more other Persons) to such party that resulted from or arose out of a material breach or violation of any provisions of Section 6.1, Section 6.2, Section 6.3 or Section 6.4 by the party proposing to take such action, (C) the party proposing to take such action has not materially breached or violated any of the provisions of Section 6.1, Section 6.2, Section 6.3 or Section 6.4, in respect of such Acquisition Proposal (and any other Acquisition Proposals made by the same Person making such Acquisition Proposal, whether alone or together with one or more other Persons), (D) prior to effecting such Company Board Recommendation Change or Parent Board Recommendation Change, as the case may be, the party proposing to take such action shall have given the other party hereto at least five (5) business days’ prior written notice of the intent to take such action (which notice shall not, by itself, constitute a Company Board Recommendation Change or a Parent Board Recommendation Change, as applicable), which notice shall attach such Superior Proposal, the definitive agreement with respect thereto and state expressly the identity of the Person making such Superior Proposal and a summary of all the material terms and conditions of such Superior Proposal in reasonable detail (the “Pre-Recommendation Change Notice”), and shall give such other party the opportunity to meet and discuss in good faith potential amendments or other modifications to the terms and conditions of this Agreement so that the Merger and other transactions contemplated by this Agreement may be effected, (E) the other party hereto shall not have made, within the foregoing five (5) business days after receipt of the Pre-Recommendation Change Notice, a counteroffer or proposal that the board of directors of the party proposing to take such action determines in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel) is at least as favorable to its stockholders as such Superior Proposal, and (F) after such discussions, the board of directors of the party proposing to take such action determines in good faith (after consultation with its outside legal counsel and after considering in good faith any counteroffer or proposal made by the other party hereto pursuant to the immediately preceding clause (E)) that the failure to effect such Company Board Recommendation Change or a Parent Board Recommendation Change, as the case may be, would constitute a breach of its fiduciary duties under Delaware Law (it being agreed that every subsequent revision or modification to price or consideration of any other material revision or material modification to any such Superior Proposal shall require a new written notice thereof by the party proposing to take such action to the other party, as the case may be, pursuant to the preceding clause (D) and a new five (5) business day “matching” period under the preceding clauses (D) and (E) following the initial five (5) business day “matching” period); or

(ii) in response to an Intervening Event that has occurred after the date of this Agreement, if: (A) the Intervening Event does not involve the receipt of any Acquisition Proposal or inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Acquisition Transaction” (which, for the purposes of this clause (A), shall be read without reference to the percentage thresholds set forth in the definition thereof); and (B) (1) prior to effecting the Company Board Recommendation Change or the Parent Board Recommendation Change, as the case may be, the party proposing to take such action shall have given the other party hereto at least five (5) business days’ notice of the intent to consider such action (which notice shall not, by itself, constitute a Company Board Recommendation Change or a Parent Board Recommendation Change) and the opportunity to meet and discuss in good faith the purported basis for the proposed Company Board Recommendation Change or the Parent Board Recommendation Change, as the case may be, the other party’s reaction thereto and potential amendments and modifications to the terms and conditions of this Agreement in response thereto so that the Merger and other transactions contemplated by this Agreement may be effected, and (2) after such discussions, the board of directors of the party proposing to take such action determines in good faith (after consultation with outside legal counsel) that the failure to effect such Company Board Recommendation Change or Parent Board Recommendation Change, as the case may be, would constitute a breach of its fiduciary duties under Delaware Law.

Each of the Company and Parent acknowledge and hereby agree that any Company Board Recommendation Change or Parent Board Recommendation Change, as the case may be, effected (or proposed to be effected) in response to or in connection with any Acquisition Proposal or Acquisition Transaction may be made solely and exclusively pursuant to the immediately preceding clause (i) only, and may not be made pursuant to the immediately preceding clause (ii), and any Company Board Recommendation Change or Parent Board Recommendation Change, as the case may be, may only be made pursuant to this Section 6.4(b) and no other provisions of this Agreement.

Each of the Company and Parent, as applicable, shall keep confidential any counter-offers or proposals made by the other party to revise the terms of this Agreement, other than in the event of any amendment to this Agreement or to the extent required to be disclosed in any SEC Reports or under applicable Law or stock exchange listing requirement.

(c) Nothing in this Agreement shall prohibit the Company Board or the Parent Board from taking and disclosing to the Company Stockholders or the Parent Stockholders, respectively, a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or disclosing a “stop, look and listen” of the type contemplated by Rule 14d-9(f) of the Exchange Act; provided, however, that (i) neither the Company (with respect to statements made by the Company Board) nor Parent (with respect to statements made by the Parent Board) pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14(d)-9 under the Exchange Act shall make disclosures that would amount to a Company Board Recommendation Change or a Parent Board Recommendation Change, other than pursuant to this Section 6.4(b), and (ii) any statements or disclosures regarding this Agreement, the Merger or any other transactions contemplated by this Agreement, or about any Acquisition Proposal (whether or not a Superior Proposal) or Acquisition

Transaction shall constitute a Company Board Recommendation Change or a Parent Board Recommendation Change, as the case may be, unless such statement or disclosure is accompanied by an express, unequivocal affirmation of the Company Board Recommendation or the Parent Board Recommendation, as applicable.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Efforts to Complete Merger Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub One, Merger Sub Two and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and other transactions contemplated by this Agreement, including using its commercially reasonable efforts (with respect to clauses (b) and (e)) and reasonable best efforts (with respect clauses (a), (c) and (d)) to:

(a) cause the conditions to the Merger set forth in Article VIII to be satisfied or fulfilled;

(b) obtain consents, waivers and approvals reasonably required under any Contracts to which Parent or the Company or any of their respective Subsidiaries is a party in connection with this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement so as to maintain and preserve the benefits under such Contracts following the consummation of the Merger and other transactions contemplated by this Agreement;

(c) obtain all mandatory consents, approvals, waivers, Orders and other authorizations from Governmental Authorities, seek the expiration or termination of any applicable waiting periods under applicable Law, and make all registrations, declarations and filings with Governmental Authorities, that are required under applicable law to consummate and make effective the Merger and other transactions contemplated by this Agreement;

(d) subject to the other terms and conditions of this Agreement, use their respective reasonable best efforts to contest or avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the Closing; and

(e) execute or deliver any additional instruments reasonably necessary to consummate the Merger and all other transactions contemplated by, and to fully carry out the purposes of, this Agreement.

7.2 Regulatory Filings and Clearances.

(a) Without limiting the generality of the provisions of Section 7.1(a) and to the extent required by applicable Law, as soon as practicable, and no later than ten (10) business days following the execution and delivery of this Agreement, each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement, the Merger and the other transactions contemplated hereby as required by the HSR Act, and each of Parent and/or the Company shall file, as soon as practicable (and no later than twenty (20) business days following the execution and delivery of this Agreement), comparable pre-merger or post-merger notification filings, forms and submissions with any foreign Governmental Authority that may be required by the merger notification or control laws and regulations (“Antitrust Laws”) of any foreign jurisdiction in which Parent or the Company have business or operations or in which Parent and the Company mutually agree to make such filing. Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to effectuate such filings, and (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and that Parent and the Company reasonably deem necessary and/or appropriate.

(b) Each of Parent and the Company shall (i) promptly inform the other party hereto of any communication from any Governmental Authority regarding the Merger or any other transactions contemplated by this Agreement, (ii) if practicable, permit the other party hereto an opportunity to review in advance all the information relating to Parent and its Subsidiaries or the Company and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Person and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, and incorporate the other party’s reasonable comments thereto, (iii) not participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation, or inquiry concerning this Agreement, the Merger or any other transactions contemplated hereby unless such party consults with the other party hereto in advance, and, to the extent permitted by such Governmental Authority, gives the other party hereto an opportunity to attend or participate in such meeting or discussion, and (iv) furnish the other party with copies of all correspondences, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to this Agreement, the Merger and all other transactions contemplated by this Agreement; provided, however, that (i) any materials concerning valuation of the transaction or internal financial information may be redacted, and (ii) each of Parent and the Company may, as each deem advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.2 as “counsel only” and, in such event, such material and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such counsel to non-legal directors, officers, employees or other advisors or representatives of the recipient unless prior consent is obtained in advance from the source of the materials or its legal counsel.

(c) If either Parent or the Company, as the case may be, or either of their respective Affiliates receives a request for additional information or documentary material from any such Governmental Authority with respect to the Merger or any other transactions contemplated by this Agreement, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(d) Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary approvals or clearances of a Governmental Authority required under the Antitrust Laws (including under the HSR Act), neither Parent (nor any of its Subsidiaries or Affiliates) shall be required to and, without the consent of Parent (which consent may be withheld in its sole discretion), the Company shall not and shall not permit any of its Subsidiaries or Affiliates to) (i) (A) sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to or become subject to any order to, sell, hold separate or otherwise dispose of or conduct their businesses in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent and its Subsidiaries or Affiliates or (B) agree to any concession, accommodation or liability to the extent related to or arising out of this Agreement or any of the transactions contemplated hereby in order to obtain the necessary approvals or clearances of a Governmental Authority required under the Antitrust Laws (including under the HSR Act); provided, however, that the Parent and Company agree that if necessary to receive the necessary approvals or clearances of a Governmental Authority required under the Antitrust Laws (including under the HSR Act), they will agree to the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of assets of the Company and its Subsidiaries that, as an operating business unit, in the aggregate generated less than $250,000 in revenue (calculated in accordance with GAAP and consistent with the accounting methods used in the preparation of the Company’s financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013) during the twelve month period ended as of September 30, 2014 (a “Required Divestiture”) so long as such agreement or commitment by the Company does not include any other obligation of the Company, Parent or their Affiliates beyond that related to the business unit that is the subject of the Required Divestiture, including assets, resources, and rights of the Company and its Subsidiaries reasonably necessary to its effective operation that would not detrimentally affect the value or operation of the remaining businesses or assets of the Company, Parent or its Affiliates or (ii) accept the imposition of any limitation or regulation that would limit the ability of Parent (or any of its Subsidiaries or Affiliates, including, after the Effective Time, the Surviving Corporation and its Subsidiaries) to freely conduct the business or own assets of Parent and its Subsidiaries or Affiliates (including, after the Effective Time, the Surviving Company and its Subsidiaries), other than with respect to the operating business unit that is the subject of the Required Divestiture.

7.3 Registration Statement and Joint Proxy Statement/Prospectus.

(a) As promptly as practicable (but in any event no more than thirty-five (35) days) after the execution and delivery of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Class A Common Stock in the Merger pursuant to the terms of this Agreement (as may be amended or supplemented from time to time, the “Registration Statement”). The Registration Statement shall include (i) a prospectus for the issuance of shares of Parent Class A Common Stock in the Merger, (ii) a proxy statement of Parent for use in connection with the solicitation of proxies for the Parent Voting Proposal to be considered at the Parent Stockholder Meeting, and (iii) a proxy statement of the Company for use in connection with the solicitation of proxies for the Company Voting Proposal to be considered at the Company Stockholder Meeting (as may be amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall cause its respective representatives to, fully cooperate with the other party hereto and its respective Representatives in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Parent and the Company shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Registration Statement is declared effective by the SEC, Parent and the Company shall cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders.

(b) Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with the terms of Section 6.4(b), the Joint Proxy Statement/Prospectus shall include the Company Board Recommendation. Unless the Parent Board shall have effected a Parent Board Recommendation Change in accordance with the terms of Section 6.4(b), the Joint Proxy Statement/Prospectus shall include the Parent Board Recommendation.

(c) Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Registration Statement or the Joint Proxy Statement/Prospectus shall be made without the approval of Parent and the Company, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that Parent, in connection with a Parent Board Recommendation Change made in accordance with terms of Section 6.4(b), and the Company, in connection with a Company Board Recommendation Change made in accordance with terms of Section 6.4(b), may amend or supplement the Joint Proxy Statement/Prospectus or the Registration Statement (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 7.3(c) shall apply only with respect to such information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its board of directors’ deliberations and conclusions be accurately described therein.

(d) Each of Parent and the Company shall cause the Registration Statement and the Proxy Statement/Prospectus, as applicable, to comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of each of the Merger Stockholder Meetings, or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, the information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) Without limiting the generality of the foregoing, prior to the Effective Time (i) the Company and Parent shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Registration Statement, Joint Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law or the SEC, disseminated to the stockholders of the Company and/or Parent. The Company and Parent shall each notify the other as promptly as practicable after the receipt by such party of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Joint Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.

(f) Each of the Company and Parent shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder and shall use commercially reasonable efforts to ensure that such filings after the date of this Agreement and prior to the Closing Date (and, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) will not contain any untrue statement of a material fact or omit (or will have omitted) to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, Parent shall use reasonable best efforts to take all actions required under any applicable federal or state securities or Blue Sky Laws in connection with the issuance of shares of Parent Class A Common Stock in the Merger.

7.4 Stockholder Meetings.

(a) Each of the Company and Parent, acting through its board of directors, shall take all actions in accordance with applicable Law and applicable rules of the Nasdaq Global Select Market, the Company Certificate of Incorporation and the Company Bylaws in the case of the Company, and applicable rules of the NYSE, the Parent Certificate of Incorporation and the Parent Bylaws in the case of Parent, to duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, a meeting of its stockholders (including any postponement or adjournment thereof, the “Company Stockholder Meeting” in the case of the Company, and the “Parent Stockholder Meeting” in the case of Parent, and together, the “Merger Stockholder Meetings”) for the purpose of considering and voting upon the approval of the Company Voting Proposal in the case of the Company and the Parent Voting Proposal in the case of Parent. Neither party shall submit any other proposals for approval at their respective Merger Stockholder Meeting without the prior written consent of other party. The Company, on the one hand, and Parent, on the other hand, shall solicit from its stockholders proxies in favor of the Company Voting Proposal and the Requisite Parachute Vote in the case of the Company and the Parent Voting Proposal in the case of Parent and unless the board of directors of either party hereto shall effect a Company Board Recommendation Change in the case of the Company or a Parent Board Recommendation Change in the case of Parent, in each case, pursuant to and in accordance with Section 6.4(b), use its reasonable best efforts to secure the Requisite Company Stockholder Approval in the case of the Company and the Requisite Parent Stockholder Approval in the case of Parent. Each of the Company and Parent shall use its reasonable best efforts to ensure that all proxies solicited in connection with its Merger Stockholder Meeting are solicited in compliance with the DGCL, the rules of the Nasdaq Global Select Market in the case of the Company and the rules of the NYSE in the case of Parent, the Company Certificate of Incorporation and the Company Bylaws in the case of the Company, and the Parent Certificate of Incorporation and the Parent Bylaws in the case of Parent, and all other applicable Law.

(b) Each of the Company and Parent shall use its reasonable best efforts to call, give notice of, convene and hold their respective Merger Stockholder Meetings on the same day and at the same time. Notwithstanding anything to the contrary set forth in this Agreement, each of the Company or Parent, after consultation with the other party hereto, may (and the other party may require the Company or Parent to) adjourn or postpone its respective Merger Stockholder Meeting if (and solely to the extent and for the minimum duration reasonably necessary to ensure that) (i) any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to its respective stockholders within a reasonable amount of time in advance of its respective Merger Stockholder Meeting, (ii) as of the time for which the applicable Merger Stockholder Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of Company Common Stock in the case of the

Company, or Parent Common Stock in the case of Parent, represented (either in person or by proxy) at the respective Merger Stockholder meeting to constitute a quorum necessary to conduct the business of the respective Merger Stockholder Meeting; provided, that any adjournment or postponement pursuant to this clause (ii) shall not be to a date that is more than 45 days after the originally scheduled Merger Stockholder Meeting; (iii) the Merger Stockholder Meeting is required to be postponed or adjourned pursuant to applicable Law, or (iv) the other party hereto has adjourned or postponed its Merger Stockholder Meeting for any of the foregoing reasons.

(c) Following the Merger Stockholder Meetings and at or prior to the Closing, each of the Company and Parent shall deliver to the corporate secretary of the other party hereto a certificate setting forth the voting results from the respective Merger Stockholder Meeting.

(d) Unless this Agreement is earlier terminated pursuant to Section 9.1, the Company shall submit the Company Voting Proposal to the Company Stockholders at the Company Stockholders Meeting for the purpose of acting upon such proposal, and Parent shall submit the Parent Voting Proposal to the Parent Stockholders at the Parent Stockholders Meeting for the purpose of acting upon such proposal, in each case whether or not (i) the Company Board or the Parent Board, as the case may be, at any time subsequent to the date of this Agreement and prior to the Merger Stockholder Meetings shall effect a Company Board Recommendation Change in the case of the Company or a Parent Board Recommendation Change in the case of Parent, or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to the Company Board in the case of the Company or the Parent Board in the case of Parent.

7.5 Access; Notice and Consultation; Confidentiality.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, upon reasonable notice and subject to applicable Law relating to the exchange of information, the Company shall, and shall cause its respective Subsidiaries to, afford the Parent and its Representatives reasonable access, during normal business hours, to all of its personnel, properties, facilities, contracts, books, records and other information concerning its business, properties and personnel as the Parent may reasonably request. The Company shall use commercially reasonable efforts to inform the Chief Financial Officer of Parent at least one business days prior to the Closing of any liabilities of the Company or its Subsidiaries as to which the Chief Financial Officer of the Company has actual knowledge and that, individually, would reasonably be expected to exceed $250,000 that were incurred (or as to which the Company or its Subsidiaries became liable) outside the ordinary course of business and that were not otherwise set forth in the Company SEC Reports.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause its Subsidiaries to, make available to the Parent and its Representatives a copy of each report, schedule, proxy or information statement, registration statement and other document to be filed by it during such period pursuant to the requirements of federal securities laws or federal or state laws a reasonable period of time prior to the filing of such reports, schedules, proxy or information statements, registration statements and other documents, except no such prior notice shall be required in connection with the public announcement of a Company Board Recommendation Change effected pursuant to and in accordance with Section 6.4(b) or in connection with any Acquisition Proposal received by the Company to the extent such disclosure is provided for in Sections 6.4(c).

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Parent and the Company shall promptly notify the other party hereto upon becoming aware of any inaccuracy or breach of any agreement, covenant, representation, or warranty contained in this Agreement if such inaccuracy or breach would cause or would reasonably be expected to cause the condition in Section 8.2(a) or Section 8.3(a) (with respect to representations, warranties, covenant and agreements of such party, as applicable), as the case may be, and Section 8.3(b) or Section 8.2(b) (with respect to representations, warranties, covenant and agreements of such party, as applicable), as the case may be, to fail to be satisfied at such time (as if the Closing were to occur at such time) or at the Effective Time. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be, for the purpose of determining whether any of the conditions set forth in Article VIII have been satisfied.

(d) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Parent and the Company shall promptly notify the other party hereto of (i) any notice or other communication received by it from any Governmental Authority in connection with the Merger or any other transactions contemplated by this Agreement, (ii) any notice or other communication received by such party or any of their respective Subsidiaries from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such Person is or may be required in connection with the Merger or any other transactions contemplated by this Agreement, or (iii) any material written notice or written communication from any Governmental Authority indicating that a Permit is revoked or about to be revoked, which revocation or failure to obtain has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be.

(e) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time each of Parent and the Company shall promptly advise the other party hereto, orally and in writing, of any litigation commenced after the date hereof against such party or any of its Representatives by any of its current or former stockholders (on their own behalf or on behalf of the Company) relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, and shall keep the other party hereto reasonably informed regarding any such litigation. Each of Parent and the Company shall give the other party hereto the opportunity to consult with such party regarding the defense or settlement of any such stockholder litigation and shall consider the other party’s views with respect to such stockholder litigation. Neither the Company nor Parent shall settle any such stockholder litigation without the prior written consent of the other party.

(f) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Parent and the Company shall cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party and report the general status of the ongoing operations of such party and its Subsidiaries.

(g) Notwithstanding anything to the contrary set forth in this Section 7.5 or elsewhere in this Agreement, neither Parent nor the Company nor any of their respective Subsidiaries shall be required to provide access to, or to disclose information, where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, fiduciary duty or Contract entered into prior to the date of this Agreement. Each of the Company and Parent shall use their reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure under the circumstances in which the restrictions of the preceding sentence apply. Notwithstanding anything to the contrary set forth herein, no information obtained pursuant to the access granted or notification provided pursuant to this Section 7.5 shall be deemed to (i) amend or otherwise modify in any respect any representation or warranty of the party providing such access or notice, (ii) impair or otherwise prejudice in any manner rights of the party receiving such access or notice to rely upon the conditions to the obligations of such party to consummate the transactions contemplated by this Agreement, or (iii) impair or otherwise limit the remedies available to the party receiving such access or notice.

(h) All information acquired pursuant to the access granted or notice provided pursuant to this Section 7.5 shall be subject to the provisions of the Confidentiality Agreement, dated as of September 16, 2014 (with effect from August 10, 2014), between Parent and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect from and after the execution and delivery of this Agreement in accordance with its terms.

7.6 Public Announcements. Each of Parent and the Company shall consult with the other party hereto before issuing any press release or making any public announcement or statement with respect to this Agreement, the Merger or any other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public announcement or statement without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that (i) a party may, without the prior consent of the other party hereto, issue any such press release or make any such public announcement or statement as may be required by Law or the rules and regulations of the Nasdaq Global Select Market as the case may be for the Company or the NYSE as the case may be for Parent, if it first notifies and consults with the other party hereto prior to issuing any such press release or making any such public announcement or statement; and (ii) no such prior notice or consultation shall be required in connection with the public announcement of a Company Board Recommendation Change or a Parent Board Recommendation Change, as the case may be, effected pursuant to and in accordance with Section 6.4(b) or in connection with any Acquisition Proposal received by the Company or Parent, to the extent such disclosure is provided for in Section 6.4(c).

7.7 Employee Plans.

(a) 401(k) Plan. The Company and its ERISA Affiliates, as applicable, shall take all necessary actions to terminate (i) any and all group severance, separation, deferred compensation, or salary continuation plans, programs or arrangements, including but not limited to the Company’s Nonqualified Deferred Compensation Plan (but excluding (i) the matters set forth on Schedule 5.2(g), (ii) plans, programs or arrangements required by Law and (iii) agreements entered into by the Company or its Subsidiaries, on the one hand, and individual employees of the Company or its Subsidiaries, on the other hand, providing for severance or other employment benefits) and (ii) the Company 401(k) Plan (collectively, the “Company Terminating Plans”), in each case, effective as of the date immediately preceding the Closing Date and contingent upon the consummation of the Merger. The Company shall provide Parent with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Parent, with such approval not to be unreasonably withheld, conditioned or delayed) evidencing that the Company Terminating Plans will be terminated effective as of the date immediately preceding the Closing Date, contingent upon the consummation of the Merger. The Company shall also take such other actions in further of terminating such Company Terminating Plan(s) as Parent may reasonably require.

(b) Pre-Existing Conditions; Service Credit; Etc. From and after the Effective Time, and to the extent permitted by applicable Law, Parent shall, or shall cause the Surviving Company to, recognize the prior service with the Company or its Subsidiaries of each Company Employee in connection with all employee benefit plans, programs or policies (including vacation and severance, but excluding the sabbatical program) of Parent or its Affiliates in which Company Employees are eligible to participate following the Effective Time for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). From and after the Effective Time, Parent shall, or shall cause the Surviving Company to use its commercially reasonable best efforts to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods (to the extent that such waiting periods would be inapplicable, taking into account service with the Company) under any group health plans of Parent or its affiliates to be waived with respect to Company Employees and their eligible dependents, and (ii) provide each Company Employee with credit for any deductibles paid under any Company Employee Plan that provides medical, dental or vision benefits in the plan year in effect as of the Closing Date in satisfying any applicable deductible or out of pocket requirements under any medical, dental or vision plans of Parent or the Surviving Company that such employees are eligible to participate in after the Effective Time to the same extent that such expenses were recognized under the comparable Company Employee Plan. The provisions of this Section 7.7(b) are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, and the parties hereby expressly disclaim the creation or establishment of any third party beneficiary rights (whether express or implied) under or by right of the terms of this Section 7.7(b). Nothing herein shall be deemed to amend any Parent Employee Plan to reflect the terms of this Section 7.7(b).

7.8 Directors’ and Officers’ Indemnification and Insurance

(a) For a period of six years following the Effective Time, the Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements in effect on the date of this Agreement that have been disclosed to Parent between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, for a period of six (6) years following the Effective Time, the Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company and its Subsidiaries to, cause their respective certificates of incorporation and bylaws (and other similar organizational documents) to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any respect except as and to the extent required by applicable Law.

(b) For a period of six (6) years following the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect the existing policy of the Company’s directors’ and officers’ liability insurance (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement to the extent that such acts or omissions are covered by the D&O Policy) and covering each Indemnified Party who is covered as of the Effective Time by the D&O Policy on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date hereof; provided, however, that in no event shall Parent or the Surviving Company be required to expend in any one year an amount in excess of 250% of the current annual premium paid by the Company (which annual premium is set forth on Section 7.8(b) of the Company Disclosure Letter) for such insurance (such 250% amount, the “Maximum Annual Premium”), provided that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, in lieu of its obligations under this Section 7.8(b), Parent or the Company may purchase a six-year “tail” prepaid policy on the D&O Policy on terms and conditions no less advantageous, in the aggregate, than the D&O Policy, and in the event that Parent shall purchase such a “tail” policy prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder in lieu of all other obligations of Parent and the Surviving Company under this Section 7.9(c) for so long as such “tail” policy shall be maintained in full force and effect.

(c) The obligations under this Section 7.8 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 7.8, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives)) under this Section 7.8 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(d) In the event that Parent, the Surviving Company or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least fifty percent (50%) of its properties and assets to any other person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 7.8.

7.9 Listing of Shares of Parent Class A Common Stock Parent shall use its reasonable best efforts to have authorized for listing on the NYSE prior to the Effective Time, upon official notice of issuance, the shares of Parent Class A Common Stock issuable in the Merger pursuant to this Agreement, the shares of Parent Class A Common Stock issuable upon the exercise of all Assumed Options and the shares of Parent Class A Common Stock issuable in respect of all Assumed Units.

7.10 Takeover Statutes If any Takeover Statute is or may become applicable to the Merger or any other transactions contemplated by this Agreement, the Company and the Company Board shall promptly grant such approvals and take such lawful actions as are necessary so that the Merger and/or such other transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise take such lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on the Merger and such other transactions.

7.11 Section 16 Matters The Parent Board, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by Company Insiders of Parent Class A Common Stock in exchange for shares of Company Common Stock, and of options to purchase Parent Class A Common Stock upon assumption and conversion of the Company Stock Awards, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, is intended to be exempt pursuant to Rule 16b-3 under the Exchange Act. In addition, the Company Board, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the disposition by Company Insiders of Company Common Stock in exchange for shares of Parent Class A Common Stock, and the disposition of their Company Stock Awards which will be deemed to occur upon the assumption of those options and their resulting conversion into options to purchase Parent Class A Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are also intended to be exempt pursuant to Rule 16b-3 under the Exchange Act.

7.12 Tax Matters. Each of Parent and the Company shall use its reasonable best efforts to obtain the Tax opinions described in Section 8.1(g) (collectively, the “Tax Opinions”). Officers of Parent, Merger Sub One, Merger Sub Two and the Company shall execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Parent, and Cooley LLP, counsel to the Company, certificates containing customary representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Registration Statement and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger. Each such representation letter shall be dated on or before the date of such Tax Opinion and shall not have been withdrawn or modified in any material respect.

7.13 Obligations of Merger Sub One and Merger Sub Two. Parent shall take all action necessary to cause Merger Sub One, Merger Sub Two and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

7.14 Parent Board of Directors. On or prior to the Effective Time, Parent shall take all necessary corporate action so that (a) effective as of the Effective Time, the size of the Parent Board is increased by one member to 7 members and the new seat will be allocated as a Class II director and (b) Dr. Theodore Tewksbury, a current member of the Company Board, will be appointed to the Parent Board to fill the vacancy on the Parent Board created by such increase.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.1 Mutual Conditions to Closing. The respective obligations of Parent, Merger Sub One, Merger Sub Two and the Company to consummate the First Merger shall be subject to the satisfaction (or written waiver by each of Parent and the Company, where permissible under applicable Law), at or prior to the Closing, of each of the following conditions:

(a) No Prohibitive Law. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger or any other transactions contemplated by this Agreement any Law that is in effect and has the effect of making the Merger or any other transactions contemplated by this Agreement illegal or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Merger or any other transactions contemplated by this Agreement.

(b) No Prohibitive Orders. No Governmental Authority of competent jurisdiction shall have issued or granted any Order (whether temporary, preliminary or permanent) that has the effect of making the Merger or any other transactions contemplated by this Agreement illegal or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Merger or any other transactions contemplated by this Agreement.

(c) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened by the SEC.

(d) Requisite Stockholder Approvals. The Requisite Company Stockholder Approval and the Requisite Parent Stockholder Approval shall have been obtained.

(e) Requisite Governmental Approvals.

(i) All waiting periods (and all extensions thereof) applicable to the First Merger shall have terminated or expired (A) under the HSR Act and (B) under any other applicable mandatory foreign Antitrust Laws for which the waiting period (and any extension thereof) requires such termination or expiration thereunder.

(ii) All clearances, consents, approvals, authorizations, requirements, and Orders applicable to the First Merger (A) that are required to be obtained from any Governmental Authority to consummate the Merger, other than any such clearance, consent, approval, authorization, requirement or Order that is not material to the Company or Parent, or (B) that are required under any applicable mandatory foreign Antitrust Laws shall have been received or satisfied, as applicable.

(f) NYSE Listing. The shares of Parent Class A Common Stock issuable in the Merger, the shares of Parent Class A Common Stock issuable upon the exercise of all Assumed Options, and the shares of Parent Class A Common Stock issuable in settlement of all Assumed Units shall have been authorized for listing when issued on the NYSE.

(g) Tax Opinions. Parent shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and the Company shall have received an opinion of Cooley LLP, each dated as of the Effective Time and each to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if the above-referenced counsel to the Company does not render such opinion to the Company, then this condition shall be deemed satisfied if Parent causes such tax opinion to be delivered to the Company from alternative tax counsel working at a nationally-recognized law firm (other than by the firm rendering such tax opinion to Parent); provided, further however, if the above-reference counsel to Parent does not render such opinion to Parent, then this condition shall be deemed satisfied if the Company causes such tax opinion to be delivered to Parent by a nationally-recognized law firm (other than by the firm rendering such tax opinion to the Company).

8.2 Additional Parent, Merger Sub One and Merger Sub Two Conditions to Closing. The obligations of Parent, Merger Sub One and Merger Sub Two to consummate the Merger are also subject to the satisfaction or waiver, on or prior to the Closing, of each the following additional conditions (each of which conditions may be waived in writing exclusively by Parent, Merger Sub One and Merger Sub Two in their sole and absolute discretion):

(a) Accuracy of Representations and Warranties.

(i) The representations and warranties of the Company set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority; Corporate Approvals and Enforceability), Section 3.22 (No Ownership of Parent Capital Stock), Section 3.25 (Takeover Statutes; Rights Plan), Section 3.26 (Fairness Opinion), and Section 3.27 (Brokers, Finders and Financial Advisors) (collectively, the “Company Fundamental Representations”) (A) shall have been true and correct in all material respects as of the date of this Agreement, and (B) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a specified earlier date, which representations and warranties shall be true and correct in all material respects as of such specified earlier date).

(ii) The representations and warranties of the Company set forth in Sections 3.4(a), (c) and (h) (the “Company Capitalization Representations”) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date) except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the aggregate consideration payable by Parent in connection with the Merger (and/or an increase in the amount of outstanding indebtedness for borrowed money of the Company and its Subsidiaries) of more than $1,000,000, in the aggregate (valuing any shares, options or other awards that Parent is required to issue or make in connection therewith pursuant to the terms of this Agreement at a price equal to the closing price of a share of Parent Class A Common Stock as reported on the NYSE on the business day prior to the date of this Agreement), as compared to what such aggregate amount would have been if the Company Capitalization Representations had been true and correct in all respects.

(iii) The representations and warranties of the Company set forth in Section 3.9(b) (Subsequent Changes) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date).

(iv) The representations and warranties of the Company set forth in this Agreement (other than the Company Fundamental Representations, the Company Capitalization Representations and the representations and warranties set forth in Section 3.9(b)) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date), except in the case of the foregoing clauses (A) and (B) for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 8.2(a)(iv), (1) all qualifications based on a “Company Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties), and (2) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date hereof shall be disregarded).

(b) Compliance with Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c) No Company Material Adverse Effect. Since the date hereof, there shall not have occurred or arisen any Company Material Adverse Effect that is continuing.

(d) Dissenters’ Rights. Holders of no more than fifteen percent (15%) of the outstanding shares of Company Common Stock shall have exercised statutory rights of dissent under Delaware Law and not withdrawn such claims.

(e) No Action. There shall not be pending by a Governmental Authority any Action (other than an Action pursuing a Required Divestiture) that (i) that challenges or seeks to prohibit the consummation of the Merger on the terms, and conferring upon Parent and the Surviving Company all of their respective rights and benefits, contemplated herein, (ii) that seeks to prohibit or limit Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Company, (iii) that would adversely affect the right of the Surviving Company to own the assets or operate the business of the Company and each of its Subsidiaries or (iv) that seeks to compel Parent or the Company, or any Subsidiary of Parent or the Company, to dispose of or hold separate any assets, as a result of the Merger or the transactions contemplated by this Agreement.

(f) Officer’s Certificate. Parent shall have received a certificate, signed for and on behalf of the Company by the chief executive officer and the chief financial officer of the Company, certifying the satisfaction of the conditions set forth in this Section 8.2.

8.3 Additional Company Conditions to Closing. The obligation of the Company to consummate the First Merger is also subject to the satisfaction or waiver, at or prior to the Closing, of each of the following additional conditions (each of which conditions may be waived exclusively by the Company in its sole and absolute discretion):

(a) Accuracy of Representations and Warranties.

(i) The representations and warranties of Parent set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority; Corporate Approvals and Enforceability), Section 4.22 (No Ownership of Company Capital Stock), Section 4.27 (Fairness Opinion), and Section 4.28 (Brokers, Finders and Financial Advisors) (collectively, the “Parent Fundamental Representations”) (A) shall have been true and correct in all material respects as of the date of this Agreement, and (B) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct in all material respects as of such date).

(ii) The representations and warranties of Parent set forth in Sections 4.4(a) and (c) (the “Parent Capitalization Representations”) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct in all respects as of such date) except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the fully diluted capitalization of Parent by more than $1,000,000, in the aggregate (valuing any shares, options or other awards of Parent that are outstanding at a price equal to the closing price of a share of Parent Class A Common Stock as reported on the NYSE on the business day prior to the date of this Agreement) as compared to what such fully diluted capitalization would have been if the Parent Capitalization Representations had been true and correct in all respects.

(iii) The representations and warranties of Parent set forth in Section 4.9(b) (Subsequent Changes) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date).

(iv) The representations and warranties of Parent set forth in this Agreement (other than the Parent Fundamental Representations, the Parent Capitalization Representations and the representations and warranties set forth in Section 4.9(b)) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct in all material respects as of such date), except, in the case of the foregoing clauses (A) and (B) for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent set forth in this Agreement for purposes of this Section 8.3(a)(iv), all qualifications based on a “Parent Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties).

(b) Compliance with Agreements and Covenants. Parent, Merger Sub One and Merger Sub Two shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date.

(c) No Parent Material Adverse Effect. Since the date hereof, there shall not have occurred or arisen any Parent Material Adverse Effect that is continuing.

(d) Officer’s Certificate. The Company shall have received a certificate, signed for and on behalf of Parent by the chief executive officer and the Chief Financial Officer of Parent, certifying the satisfaction of the conditions set forth in this Section 8.3.

ARTICLE IX

TERMINATION OF AGREEMENT

9.1 Termination Notwithstanding the prior receipt of the Requisite Company Stockholder Approval and/or the Requisite Parent Stockholder Approval, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 9.1 shall give prompt written notice of such termination to the other party hereto) as follows:

(a) by mutual written consent of the Company and Parent that has been duly authorized by the Company Board and the Parent Board;

(b) by either Parent or the Company, if any Governmental Authority of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect and has the permanent effect of making the consummation of the Merger illegal, or which has the effect of permanently prohibiting, preventing or otherwise restraining the consummation of the Merger, or (ii) issued or granted any Order that is in effect and has the effect of making the Merger illegal or which has the permanent effect of prohibiting, preventing or otherwise restraining the Merger, and such Order has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party hereto whose action or failure to fulfill any covenant or obligation under this Agreement has been a proximate cause of, or resulted in, the issuance or grant of any such Order, and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;

(c) by either Parent or the Company, if the Merger shall have not been consummated on or before August 3, 2015 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this proviso shall not be available to any party hereto whose action or failure to fulfill any covenant or obligation under this Agreement has been a proximate cause of, or resulted in, any of the conditions to the consummation of the Merger set forth in Article VIII having failed to be satisfied or fulfilled on or prior to the Termination Date and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;

(d) by either Parent or the Company, if:

(i) the Requisite Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting (or any adjournment or postponement thereof) at which a vote was taken on the Parent Voting Proposal; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d)(i) if Parent’s action (including public statements or disclosures) or failure to fulfill any covenant or obligation under this Agreement has been a proximate cause of, or resulted in, the failure to obtain the Requisite Parent Stockholder Approval and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement, or

(ii) if the Requisite Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote was taken on the Company Voting Proposal; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d)(ii) if the Company’s action (including public statements or disclosures) or failure to fulfill any covenant or obligation under this Agreement has been a proximate cause of, or resulted in, the failure to obtain the Requisite Company Stockholder Approval and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;

(e) by Parent (provided it is not then in material breach of any of its covenants and obligations under this Agreement), in the event of (i) a breach of any covenant or obligation set forth in this Agreement by the Company, or (ii) any inaccuracy in any of the representations and warranties of the Company set forth in this Agreement when made or at any time prior to the Effective Time, in either case such that the conditions to the consummation of the Merger set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that any such breach or inaccuracy is curable prior to the Termination Date through the exercise of commercially reasonable efforts by the Company, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) until the expiration of a thirty (30) calendar day period after delivery of written notice of such breach or inaccuracy to the Company (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if such breach or inaccuracy is cured by the Company within such thirty (30) calendar day period);

(f) by the Company (provided it is not then in material breach of any of its covenants and obligations under this Agreement), in the event of (i) a breach of any covenant or obligation set forth in this Agreement by Parent, Merger Sub One or Merger Sub Two, or (ii) any inaccuracy in any of the representations and warranties of Parent, Merger Sub One or Merger Sub Two set forth in this Agreement when made or at any time prior to the Effective Time, in either case such that the conditions to the consummation of the Merger set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that any such breach or inaccuracy is curable prior to the Termination Date through the exercise of commercially reasonable efforts by Parent, Merger Sub One or Merger Sub Two, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) until the expiration of a thirty (30) calendar day period after delivery of written notice of such breach or inaccuracy to the Company (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(f) if such breach or inaccuracy is cured by Parent, Merger Sub One or Merger Sub Two, as applicable, within such thirty (30) calendar day period);

(g) by either the Company or Parent, in the event that a Triggering Event shall have occurred with respect to the other party hereto at any time prior to the approval of the Company Voting Proposal in the case of a Triggering Event with respect to the Company or prior to the approval of the Parent Voting Proposal in the case of a Triggering Event with respect to Parent;

(h) by the Company, if the Company Board shall have effected a Company Board Recommendation Change in accordance with the terms of Section 6.4(b)(i) in order to accept a Superior Proposal and simultaneously with any such termination under this Section 9.1(h) the Company enters into a definitive agreement with respect to such Superior Proposal; provided, that, the Company shall not terminate this Agreement pursuant to this Section 9.1(h), and any purported termination pursuant to this Section 9.1(h) shall be void and of no force or effect, unless, in advance of, or concurrently with, such termination, the Company pays the Termination Fee Amount in the manner provided for in Section 9.3(b)(iv);

(i) by Parent, if the Parent Board shall have effected a Parent Board Recommendation Change in accordance with the terms of Section 6.4(b)(i) in order to accept a Superior Proposal and simultaneously with any such termination under this Section 9.1(i), Parent enters into a definitive agreement with respect to such Superior Proposal; provided, that, Parent shall not terminate this Agreement pursuant to this Section 9.1(i), and any purported termination pursuant to this Section 9.1(i) shall be void and of no force or effect, unless, in advance of, or concurrently with, such termination, Parent pays the Termination Fee Amount in the manner provided for in Section 9.3(c)(iv).

The party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other party setting forth a brief description of the basis on which such party is terminating this Agreement.

9.2 Effect of Termination In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its directors, officers, affiliates or stockholders except (i) that the provisions of this Section 9.2, Section 9.3 and Article X shall survive any termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful, knowing and material breach of this Agreement or for common law fraud. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

9.3 Fees and Expenses

(a) General. Except as set forth in this Section 9.3, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) Company Payments.

(i) The Company shall pay to Parent a fee equal to $11,650,000 (the “Termination Fee Amount”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one business day after demand by Parent, in the event that (A) following the execution and delivery of this Agreement and prior to the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Company Voting Proposal, an Acquisition Proposal in respect of the Company shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced prior to the Company Stockholder Meeting an intention to make an Acquisition Proposal in respect of the Company and such Acquisition Proposal has not been withdrawn at least 10 Business Days prior to the Company Stockholder Meeting, (B) this Agreement is terminated pursuant to Section 9.1(d)(ii), and (C) within twelve months following the termination of this Agreement, either an Acquisition Transaction in respect of the Company (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or the Company enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of the Company (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated

(whether or not consummated during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(b)(i), (x) all references to 15% and 50% in the definition of “Acquisition Transaction” shall be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” shall be replaced by 49.9%.

(ii) The Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one business day after demand by Parent, in the event that (A) following the execution and delivery of this Agreement and (x) in the case of a termination pursuant to Section 9.1(e), prior to the breach forming the basis of such termination contemplated by the following clause (B) and (y) in the case of a termination pursuant to Section 9.1(c), prior to the termination of this Agreement, in each case, a bona fide Acquisition Proposal with respect to the Company shall have been made to the Company or the Company Board or an Acquisition Proposal in respect of the Company shall have been directly communicated or otherwise made known to the Company Stockholders, or shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of the Company, (B) Parent terminates this Agreement pursuant to Section 9.1(c) or Section 9.1(e), and (C) within twelve months following the termination of this Agreement, either an Acquisition Transaction in respect of the Company (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or the Company enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of the Company (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not consummated during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(b)(ii), (x) all references to 15% and 50% in the definition of “Acquisition Transaction” shall be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” shall be replaced by 49.9% .

(iii) The Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent within two (2) business days after demand by Parent, in the event that Parent terminates this Agreement pursuant to Section 9.1(g) (or after a Triggering Event occurs with respect to the Company, and this Agreement thereby becomes terminable pursuant to Section 9.1(g) as a result, the Company terminates this Agreement for another reason).

(iv) In the event that the Company terminates this Agreement pursuant to Section 9.1(h), the Company shall pay to Parent a fee equal to the Termination Fee Amount in advance of, or concurrently with, such termination.

(v) In no event shall the Company be required to pay the Termination Fee Amount pursuant to this Section 9.3(b) on more than one occasion.

(vi) The Company shall reimburse Parent for Parent’s documented out-of-pocket expenses actually incurred in connection with this Agreement (the “Parent Expense Reimbursement”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent within three (3) business days after demand by Parent, in the event that this Agreement is terminated pursuant to Section 9.1(d)(ii) (or after the Company Stockholder Meeting has been held and a vote taken on the Company Voting Proposal and there has been a failure to obtain the Requisite Company Stockholder Approval, and this Agreement thereby becomes terminable pursuant to Section 9.1(d)(ii) as a result, and the Company terminates this Agreement for another reason); provided, however, that (A) the Company shall not be obligated to pay any amounts in excess of two million five hundred thousand dollars ($2,500,000) pursuant to this Section 9.3(b)(vi), and (B) if the Company is required to pay the Termination Fee Amount pursuant to this Section 9.3(b), the amount of such payment shall be reduced by the amount of the Parent Expense Reimbursement previously paid to Parent.

(c) Parent Payments.

(i) Parent shall pay to the Company a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within one business day after demand by the Company, in the event that (A) following the execution and delivery of this Agreement and prior to the Parent Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Parent Voting Proposal, an Acquisition Proposal in respect of Parent shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced prior to the Parent Stockholder Meeting an intention to make an Acquisition Proposal in respect of Parent and such Acquisition Proposal has not been withdrawn at least 10 Business Days prior to the Parent Stockholder Meeting, (B) this Agreement is terminated pursuant to Section 9.1(d)(i), and (C) within twelve months following the termination of this Agreement, either an Acquisition Transaction in respect of Parent (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or Parent enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of Parent (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not consummated during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(c)(i), (x) all references to 15% and 50% in the definition of “Acquisition Transaction” shall be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” shall be replaced by 49.9%.

(ii) Parent shall pay to the Company a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within one business day after demand by the Company, in the event that (A) following the execution and delivery of this Agreement and (x) in the case of a termination pursuant to Section 9.1(f), prior to the breach forming the basis of such termination contemplated by the following clause (B) and (y) in the case of a termination pursuant to Section 9.1(c), prior to the termination of this Agreement, in each case, a bona fide Acquisition Proposal with respect to Parent shall have been made to Parent or the Parent Board or an Acquisition Proposal in respect of Parent shall have been directly communicated or otherwise made known to the Parent Stockholders, or shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Parent, (B) the Company terminates this Agreement pursuant to Section 9.1(c) or Section 9.1(f), and (C) within twelve months following the termination of this Agreement, either an Acquisition Transaction in respect of Parent (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or Parent enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of Parent (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not consummated during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(c)(ii), (x) all references to 15% and 50% in the definition of “Acquisition Transaction” shall be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” shall be replaced by 49.9%.

(iii) Parent shall pay to the Company a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company within two (2) business days after demand by the Company, in the event that the Company terminates this Agreement pursuant to Section 9.1(g) (or after a Triggering Event occurs with respect to Parent, and this Agreement thereby becomes terminable pursuant to Section 9.1(g) as a result, Parent terminates this Agreement for another reason).

(iv) In the event that Parent terminates this Agreement pursuant to Section 9.1(i), Parent shall pay to the Company a fee equal to the Termination Fee Amount in advance of, or concurrently with, such termination.

(v) In no event shall Parent be required to pay the Termination Fee Amount pursuant to this Section 9.3(c) on more than one occasion.

(vi) Parent shall reimburse the Company for the Company’s documented out-of-pocket expenses actually incurred in connection with this Agreement (the “Company Expense Reimbursement”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company within three (3) business days after demand by the Company, in the event that this Agreement is terminated pursuant to Section 9.1(d)(i) (or after the Parent Stockholder Meeting has been held and a vote taken on the Parent Voting Proposal and there has been a failure to obtain the Requisite Parent Stockholder Approval, and this Agreement thereby becomes terminable pursuant to Section 9.1(d)(i) as a result, and Parent terminates this Agreement for another reason); provided, however, that (A) Parent shall not be obligated to pay any amounts in excess of two million five hundred thousand dollars ($2,500,000) pursuant to this Section 9.3(c)(vi) and (B) if Parent is required to pay the Termination Fee Amount pursuant to this Section 9.3(c), the amount of such payment shall be reduced by the amount of the Company Expense Reimbursement previously paid to the Company.

(d) Enforcement. The parties acknowledge and agree that the covenants and agreements set forth in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these covenants and agreements, the parties would not have entered into this Agreement. Accordingly, if either the Company or Parent shall fail to pay in a timely manner the amounts due pursuant to Section 9.3(b) or Section 9.3(c) as the case may be, and, in order to obtain such payment, the other party hereto shall make a claim that results in a judgment against the non-paying party, the non-paying party shall pay to the claimant its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 9.3(b) or Section 9.3(c) as the case may be, at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

(e) Each of the parties further acknowledges that (i) the Termination Fee Amount pursuant to this Section 9.3 is not a penalty, but in each case is liquidated damages in a reasonable amount that will compensate the applicable party in the circumstances in which such fees or expenses are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (ii) without limiting Section 9.3(d), the party receiving such Termination Fee Amount shall not be entitled to bring or maintain any other claim, action or proceeding against any party to this Agreement or any other Person arising out of such matters.

ARTICLE X

GENERAL PROVISIONS

10.1 Certain Interpretations

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) Unless otherwise indicated all references herein to Articles, Sections, Exhibits or Letters shall be deemed to refer to Articles, Sections, Exhibits or Letters of or to this Agreement, as applicable.

(c) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(d) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(f) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.2 Non-Survival of Representations and Warranties. None of the representations and warranties set forth in this Agreement or in any certificate or instrument delivered pursuant hereto shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement or the termination of this Agreement in accordance with the provisions of this Agreement, as the case may be, pursuant to its terms and conditions.

10.3 Notices All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

(a)	If to Parent, Merger Sub One or Merger Sub Two:

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, CA 92008

Attention: Adam Spice

Facsimile No.: 949-753-8110

With a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

Attention: Robert F. Kornegay, Robert T. Ishii and Brian Keyes

Facsimile No.: 858-350-2399

(b)	If to the Company:

Entropic Communications, Inc.

6350 Sequence Drive

San Diego, CA 92121

Attention: Lance Bridges

Fax: (858) 546-2408

With a copy (which shall not constitute notice) to:

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Attention: Barbara Borden

Facsimile No: (858) 550-6420

Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent and (iv) in the case of mailing, on the third (3rd) business day following that on which the piece of mail containing such communication is posted.

10.4 Assignment This Agreement shall not be assigned by operation of law or otherwise, except that Parent, Merger Sub One and Merger Sub Two may assign all or any of their rights hereunder to any wholly-owned Subsidiary thereof; provided, however, that no such assignment pursuant to this Section 10.4 shall relieve Parent of its obligations hereunder.

10.5 Amendment Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the parties hereto by action taken by their respective boards of directors at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub One, Merger Sub Two and the Company; provided, however, that, after receipt of the Company Stockholder Approval or Parent Stockholder Approval, no amendment may be made to this Agreement that requires further approval by such stockholders under applicable Law without such further approval.

10.6 Extension; Waiver At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

10.7 Specific Performance The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

10.8 Failure or Indulgence Not Waiver; Remedies Cumulative No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.9 Severability If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.10 Entire Agreement This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

10.11 No Third Party Beneficiaries. Nothing in this Agreement is intended to confer upon any person other than the parties hereto any rights or remedies hereunder, other than the Indemnified Parties intended to be third party beneficiaries the provisions of Section 7.8, who shall have the right to enforce such provisions directly.

10.12 Governing Law This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflict of law provisions thereof.

10.13 Consent to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

10.14 Waiver of Jury Trial EACH OF PARENT, MERGER SUB ONE, MERGER SUB TWO AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HERBY OR THE ACTIONS OF PARENT, MERGER SUB ONE, MERGER SUB TWO OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.15 Counterparts This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub One, Merger Sub Two and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MAXLINEAR, INC.

By:	/s/ Kishore Seendripu
Name: Kishore Seendripu
Title: President and Chief Executive Officer

EXCALIBUR ACQUISITION CORPORATION

By:	/s/ Kishore Seendripu
Name: Kishore Seendripu
Title: President and Chief Executive Officer

EXCALIBUR SUBSIDIARY, LLC

By:	/s/ Kishore Seendripu
Name: Kishore Seendripu
Title: President and Chief Executive Officer

ENTROPIC COMMUNICATIONS, INC.

By:	/s/ Dr. Ted Tewksbury
Name: Dr. Ted Tewksbury
Title: Interim President and Chief Executive Officer